UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2012

Commission File Number: 001-15092
____________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 19, 2012 announcing Turkcell’s Third Quarter 2012 results.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2012 RESULTS

“CONSISTENT GROWTH WITH  SEQUENTIAL MARGIN IMPROVEMENT”

Content

HIGHLIGHTS
COMMENTS FROM THE CEO, SUREYYA CILIV	3

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2012
FINANCIAL REVIEW OF TURKCELL GROUP	5
OPERATIONAL REVIEW IN TURKEY	8

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	9
TURKCELL SUPERONLINE	10
FINTUR	10
TURKCELL GROUP SUBSCRIBERS	11

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	11

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	12

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2012 refer to the same item as at September 30, 2011. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2012 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

•	Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

1

HIGLIGHTS OF THE THIRD QUARTER OF 2012

•	Turkcell Group sustained its consistent growth trend in the third quarter of 2012, registering high single-digit revenue growth and achieving sequential improvement in EBITDA margin
o	Group revenues rose by 9% to TRY2,753 million (TRY2,527 million) posting all-time highest quarter revenue
o	Group EBITDA1 also reached TRY912 million (TRY871 million) on a 5% year-on-year increase, while the Group EBITDA margin was at 33.1% (34.5%)
•	Turkcell Turkey registered revenues of TRY2,300 million (TRY2,174 million) achieving 6% growth
o	Turkcell Turkey grew voice revenues2 by 4%, sustaining the growth trend for the fourth consecutive quarter
o	Mobile broadband & services revenues rose by 12% to TRY591 million (TRY528 million)
▪	Mobile broadband revenues reached TRY276 million (TRY207 million) on a rise of 34%
▪	Mobile broadband and service revenues constituted 26% (24%) of Turkcell Turkey revenues
•	Revenues of subsidiaries3 showed a 28% increase to TRY453 million (TRY353 million), while their contribution to the top line rose 2pp to 16% (14%)
o	EBITDA of subsidiaries3 improved by 8% to TRY128 million (TRY118 million), while their contribution to Group EBITDA stayed flat at 14% (14%)
•
Group net income increased by 6% to TRY571 million (TRY537 million), mainly driven by strong operational performance, despite one time negative impact of TRY72 million due to impairment recognized for A-Tel.*

(1) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 2% of Turkcell Turkey) revenues.
(3) Including eliminations.
(*) For details, please refer to our consolidated financial statements and notes as at and for Sep 30, 2012 which can be accessed via our web site.

COMMENTS FROM CEO, SUREYYA CILIV

“In the third quarter of 2012, Turkcell Group revenue increased by 9% year on year to TRY2.8 billion, while we recorded EBITDA of TRY912 million and net profit of TRY571 million.

As Turkcell, we remained the operator of choice with our focus on innovation and customer satisfaction. In the third quarter of the year, we increased our subscriber base to 35.2 million with 442 thousand net additions in the Turkish mobile market. As a result, Turkcell Turkey’s revenues rose by 6% compared to last year, while voice revenues grew by 4% and mobile broadband revenues increased by 34%.

Our vision is to widen mobile broadband access in Turkey. Accordingly, we increased the number of smartphones in our network to 5.5 million via affordable “Turkcell Maxi series” smartphones and our “Smartphone Festival” campaign. Additionally, we continued to combine the advantages of mobile communication technologies with sectoral solutions. Most recently, we launched “Turkcell Wallet”, which combines commerce and payment systems on a single platform.

In addition to the successful performance of Turkcell Turkey, Group companies continued to increase their contribution. Turkcell Superonline, providing fiber broadband in Turkey, grew by 51% year on year, while our Ukrainian operation increased its revenues by 7% in US Dollar terms.

We have raised our full year 2012 expectations for Group revenue and EBITDA. We now expect revenue in the range of TRY 10.3-10.4 billion and EBITDA in the range of TRY 3.1-3.2 billion for 2012. Meanwhile, our guidance for the capex over sales ratio is unchanged at 16%.

We would like to thank all of our customers, employees, business partners and shareholders, who constitute the Turkcell family, and who are always beside us, for their continued support.”

2

OVERVIEW OF TURKCELL TURKEY

During the quarter, based on our estimates mobile line penetration slightly rose to around 90%, and is expected to be similar for the year-end.

In the quarter, the market focus remained on postpaid, as well as increasing smartphone penetration, where we continued to differentiate ourselves from the competition with our superior solutions for customer needs. In the meantime, we have observed some increases in the communication of the service quality and coverage in the market, besides price focused communication.

However, the competitive pressure on pricing remains in place through high incentives, including all direction tariffs. This continued to result in higher off-net traffic and thus higher interconnect costs, which in turn pressured profitability in the market.

As Turkcell Turkey, our ongoing focus on value propositions, together with segmented offers, resulted in expansion of our subscriber base. Accordingly, we recorded the highest quarterly net additions of 442K since the launch of MNP, with a significant decline in the churn rate for the quarter to 6.9%. With further improvement in the postpaid share in our total subscriber base, plus growth in mobile broadband revenues, led to a 4.3% rise in ARPU to TRY22.0.

On the terminal front, the smartphone market has continued to grow. As Turkcell Turkey, in pursuit of higher smartphone penetration, we have been promoting our own T-Series smartphones, with the launch of Turkcell MaxiPLUS5 and MaxiPRO5. Moreover, our recent "Smartphone Festival" campaign enabled us to offer our customers affordable prices with the most preferred smartphone brands. These combined efforts boosted the smartphone number in our network by 0.7 million to 5.5 million, lifting penetration up to 17%.

For the best customer experience, we have always prioritized investment in our network capabilities and cutting edge technology. Accordingly, we continued to provide cross-industry solutions during the quarter with a focus on cloud computing, M2M and mobile finance. Most recently, in partnership with MasterCard, we launched "Mobile Wallet" solution, which provides innovative solutions on a single commerce and payment platform, including mobile banking, mobile payment and mobile loyalty programs.

As Turkcell Group, we performed better in the third quarter. This was mainly due to higher revenues from voice, mobile broadband and Turkcell Superonline. On the EBITDA side, higher revenues along with reduced selling and marketing expenses resulted in an improvement. And year to date, our revenues have grown by 11% and our EBITDA by 8%. In consequence, we now expect revenue in the range of TRY 10.3-10.4 billion and EBITDA in the range of TRY 3.1-3.2 billion for 2012. Meanwhile, our guidance for the capex over sales ratio is unchanged at 16%.

3

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2012

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2012 in TRY terms. Selected financial information for the third quarter of 2011, and the second and third quarters of 2012, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards are also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q311	Q212	Q312	y/y %	q/q %
Total Revenue	2,527.0	2,565.1	2,752.8	8.9%	7.3%
Direct cost of revenues1	(1,477.0)	(1,572.3)	(1,663.6)	12.6%	5.8%
Depreciation and amortization	(337.4)	(343.1)	(340.0)	0.8%	(0.9%)
Gross Margin	41.6%	38.7%	39.6%	(2.0pp)	0.9pp
Administrative expenses	(94.8)	(122.6)	(117.6)	24.1%	(4.1%)
Selling and marketing expenses	(421.3)	(434.3)	(399.6)	(5.2%)	(8.0%)
EBITDA2	871.3	779.0	912.0	4.7%	17.1%
EBITDA Margin	34.5%	30.4%	33.1%	(1.4pp)	2.7pp
Net finance income / (expense)	81.2	105.0	121.3	49.4%	15.5%
Finance expense	(61.0)	(44.5)	(41.9)	(31.3%)	(5.8%)
Finance income	142.2	149.5	163.2	14.8%	9.2%
Share of profit of associates	59.5	65.6	60.9	2.4%	(7.2%)
Other income / (expense)	14.9	3.9	(78.7)	-	-
Monetary gains / (losses)	-	39.3	47.5	-	20.9%
Non-controlling interests	10.0	7.4	5.7	(43.0%)	(23.0%)
Income tax expense	(162.3)	(122.9)	(157.9)	(2.7%)	28.5%
Net Income	537.2	534.2	570.8	6.3%	6.9%
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.

Revenue increased 9% year-on-year to TRY2,752.8 million (TRY2,527.0 million) due to 6% growth in Turkcell Turkey’s revenues and 28% rise in the contribution of subsidiaries:

•	Turkcell Turkey’s revenues climbed 6% on the back of 34% growth in mobile broadband revenues to TRY276.2 million (TRY206.7 million), together with a 4% rise in voice revenues.
•
Subsidiaries’ contribution to the top line rose to 16% (14%). In particular, Turkcell Superonline’s revenues grew by 50.7% to TRY186.7 million (TRY123.9 million), while Astelit’s revenues increased 6.5% to US$111.0 million (US$104.2 million).

On a quarter-on-quarter basis, revenues grew by 7%, mainly due to the 7% increase in the voice revenues and 15% growth in mobile broadband revenues of Turkcell Turkey, together with 9% growth in the contribution of subsidiaries.

Direct cost of revenues climbed 12.6% to TRY1,663.6 million (TRY1,477.0 million), while as a percentage of revenues increasing to 60.4% (58.4%). This was mainly driven by the increase in interconnection costs (2.3pp), wages & salaries (0.9pp) and network related expenses (0.2pp) as opposed to the decreases in depreciation and amortization (1.0pp) and other cost items (0.4pp).

4

Compared to the previous quarter, direct costs as a percentage of revenues dropped 0.9pp to 60.4% (61.3%). This mainly stemmed from the decrease in depreciation and amortization (1.0pp), network related costs (0.2pp) and other cost items (0.5pp) as opposed to the increase in interconnection costs (0.8pp).

In Q312, Turkcell Turkey’s interconnection costs rose to TRY308.4 million (TRY229.0 million) YoY increasing its interconnection costs as a percentage of revenue by 2.9pp to 13.4% (10.5%). In the meantime, Turkcell Turkey’s interconnection revenues rose 43.3% to TRY308.3 million (TRY215.2 million), driven mostly by higher incentives in the market, including all direction minutes.  This led to an increased share of interconnection revenues in Turkcell Turkey’s revenues to 13.4% (9.9%).

Administrative expenses as a percentage of revenues increased 0.5pp to 4.3% (3.8%) in Q312, mainly due to higher bad debt expenses (0.8pp) as a percentage of revenues mainly due to higher postpaid subscriber base and increased handset bundled offers. Please also note that in Q311 bad debt expenses were positively impacted by improved collections during the quarter. Compared to the previous quarter, administrative expenses as a percentage of revenues decreased 0.5pp to 4.3% from 4.8%, mainly driven by the decrease in legal follow up expenses (0.2pp) and other cost items (0.5pp) as opposed to the increase bad debt expenses (0.2pp).

Selling and marketing expenses as a percentage of revenues fell by 2.2pp to 14.5% (16.7%) in Q312 mainly driven by the decrease in selling expenses (1.7pp) mostly due to lower acquisitions and one-off decline in distributor related expenses due to A-Tel, together with lower prepaid frequency usage fees (0.3pp) and other items (0.2pp). On a quarter-on-quarter basis, selling and marketing expenses as a percentage of revenues dropped 2.4pp to 14.5%, which stemmed from the decrease in selling expenses (1.7pp), marketing expenses (0.6pp) and other cost items (0.1pp).

EBITDA increased 4.7% to TRY912.0 million in Q312 from TRY871.3 million in Q311, while the EBITDA margin was at 33.1% (34.5%). This mainly arose from the increase in direct cost of revenues (excluding depreciation and amortization) of 3.1pp and administrative expenses of 0.5pp as opposed to the decrease in selling and marketing expenses of 2.2pp as a percentage of revenues.

The EBITDA margin improved by 2.7pp from 30.4% to 33.1% QoQ due to the decline in selling and marketing expenses of 2.4pp and general administrative expenses of 0.5pp as opposed to the increase in direct cost of revenues (excluding depreciation and amortization) of 0.2pp.

The contribution of subsidiaries to Group EBITDA of subsidiaries improved by 8% to TRY128 million (TRY118 million) with the improved EBITDA margins of Turkcell Superonline and Astelit. Please also note that in the third quarter we have reached breakeven EBITDA in our Belarusian operations.

Net finance income increased 49.4% to TRY121.3 million in Q312 compared to TRY81.2 million in Q311. This was driven by a higher interest income of TRY133 million earned on time deposits in Q312 (TRY117 million) and lower translation loss of TRY18 million (TRY24 million) in Q312. Compared to the previous quarter, net finance income increased 15.5% to TRY121.3 million, which was driven by higher interest income earned on bank deposits.

Share of profit of equity accounted investees, comprising our share in the net income of unconsolidated investees Fintur and A-Tel increased 2.4% to TRY60.9 million (TRY59.5 million). Compared to the previous quarter, our share in the net income of unconsolidated investees decreased 7.2% to TRY60.9 million (TRY65.6 million).

Income tax expense amounted to TRY157.9 million in Q312 (TRY162.3 million). The taxation charge rose by 28.5% compared to Q212. TRY134.8 million of the total tax charge comprised current tax charges, while deferred tax expense of TRY23.1 million was recorded.

5

Million TRY	Q311	Q212	Q312	y/y %	q/q %
Current Tax expense	(211.6)	(138.1)	(134.8)	(36.3%)	(2.4%)
Deferred Tax Income/expense	49.3	15.2	(23.1)	-	-
Income Tax expense	(162.3)	(122.9)	(157.9)	(2.7%)	28.5%

Net income increased 6.3% to TRY570.8 million (TRY537.2 million) in Q312, which was achieved through higher EBITDA of TRY912.0 million (TRY871.3 million), higher net finance income of TRY121.3 million (TRY81.2 million), as well as a monetary gain of TRY47.5 million in Q312 (the net effects of inflation adjustments on the non-monetary items in balance sheet and income statement of BeST were recorded as monetary gains/ losses). Please note that there is one time negative impact of TRY72 million on net income due to impairment recognized for A-Tel.*

Quarter-on-quarter, net income increased by 6.9% to TR570.8 million (TRY534.2 million), mainly driven by rise in EBITDA by 17.1%, 15.5% higher net finance income and 20.9% higher monetary gain.

Total debt as of Sep 30, 2012 in consolidated terms was TRY3,127 million (US$1,752 million).

Total debt (million)	TRY	US$ equivalent
Ukraine	574	321
Belarus	795	445
Superonline	641	359
Turkcell Turkey and other subsidiaries	1,117	627
Total debt	3,127	1,752

In Euroasia (which owns 100% of Turkcell’s Ukraine operations, Astelit), total outstanding debt was at US$666 million, which included its guaranteed loan amounting to US$150 million that Turkcell Turkey paid in Q212. TRY2,090 million (US$1,171 million) of our consolidated debt is at a floating rate, while TRY2,018 million (US$1,131 million) will mature within less than a year. Our debt/annual EBITDA ratio in TRY terms decreased to 101% in Q312. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures amounted to TRY445.6 million in Q312, of which TRY221.0 million was related to Turkcell Turkey, TRY53.3 million to Astelit, TRY119.4 million to Turkcell Superonline and TRY17.0 million to BeST. Year to date capex amounted to TRY1,025 million (TRY920 million in 9M11). In addition, the other cash flow item mainly includes the corporate tax payment of TRY100 million.

Consolidated Cash Flow (million TRY)	Q311	Q212	Q312
EBITDA1	871.3	779.0	912.0
LESS:
Capex and License**	(401.5)	(326.9)	(445.6)
Turkcell	(238.5)	(166.5)	(221.0)
Ukraine2	(39.9)	(15.4)	(53.3)
Investment & Marketable Securities	-	10.3	(7.0)
Net interest Income/ (expense)	104.7	122.4	139.0
Other	133.5	(307.0)	(159.1)
Net Change in Debt	9.1	(284.0)	30.2
Cash generated / (used)	717.1	(6.2)	469.5
Cash balance	6,162.9	6,041.3	6,510.8
(1) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.
(*) For details, please refer to consolidated financial statements and notes as at and for Sep 30, 2012 which can be accessed via our web site.
(**) Capex includes both operational and non-operational capex.

6

Operational Review in Turkey

Summary of Operational data	Q311	Q212	Q312	y/y %	q/q %
Number of total subscribers (million)	34.4	34.7	35.2	2.3%	1.4%
Postpaid	11.0	12.6	12.9	17.3%	2.4%
Prepaid	23.4	22.2	22.3	(4.7%)	0.5%
ARPU, blended (TRY)	21.1	20.7	22.0	4.3%	6.3%
Postpaid	40.4	37.7	38.4	(5.0%)	1.9%
Prepaid	12.2	11.3	12.6	3.3%	11.5%
ARPU (Average Monthly Revenue per User), blended (US$)	12.3	11.5	12.2	(0.8%)	6.1%
Postpaid	23.5	21.0	21.3	(9.4%)	1.4%
Prepaid	7.1	6.3	7.0	(1.4%)	11.1%
Churn (%)	8.0%	8.2%	6.9%	(1.1pp)	(1.3pp)
MOU (Average Monthly Minutes of usage per subscriber), blended	222.3	250.4	257.1	15.7%	2.7%

Subscribers of Turkcell Turkey increased by 442K to 35.2 million during the quarter. We further expanded our postpaid subscriber base in Q312 by 340K subscribers. This was achieved through customer loyalty focus, segmented offers and switches from prepaid. As a consequence, the postpaid subscriber share in the total subscriber base has further improved to 36.6% (32.0%). In the meantime, we achieved increasing our prepaid customer base by 102K, mainly through our focus on decreasing involuntary churn and packaging efforts that meet customer needs, segmented offers and additional benefits.

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. During the quarter, our churn rate reached its lowest level of 6.9% (8.0%) since the launch of MNP (excluding the impact of the change in prepaid churn periods in the second quarter of 2011), which we achieved through a greater focus on customer retention and satisfaction, promoting the contracts and appropriate offers that meet customer needs.

MoU rose to 257.1 minutes with an increase of 15.7% year-on-year. Higher all direction minute offers and higher package utilizations led to healthy increase in MOU.

ARPU in TRY terms climbed 4.3% to a record level of TRY22.0 on a year-on-year basis, with the rise in the share of postpaid subscribers to 36.6% (32.0%) and 34% growth in mobile broadband revenues. Despite the rise in voice and mobile broadband & services revenues, postpaid ARPU fell by 5.0% to TRY38.4 (TRY40.4) as a result of continued competition as well as the dilutive impact of switches from the prepaid segment. Meanwhile, prepaid ARPU increased to TRY12.6 (TRY12.2) in Q312, mainly due to greater incoming and mobile broadband revenues.

7

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit maintained its solid operational performance in Q312, demonstrating high single-digit revenue growth of 6.5% to US$111.0 million (US$104.2 million) together with 18.3% growth in EBITDA to US$31.7 million (US$26.8 million). Top line growth mainly resulted from the expansion in the subscriber base, coupled with seasonally higher revenues from international calls and tourist packages.

During the third quarter, Astelit recorded 751K net additions, increasing its 3-month active subscriber base to 8.2 million as a result of its regional growth strategy and the seasonality impact. MoU declined by 6.1% to 184.4 min (196.4 min), mainly due to lower usage of new subscribers.

In the third quarter, Astelit sustained its operational success, increasing its EBITDA margin by 2.8pp to 28.6% (25.8%) while registering positive EBIT for the second consecutive quarter, despite aggressive price based competition.

Astelit	Q311	Q212	Q312	y/y %	q/q %
Number of subscribers (million)1	9.3	10.1	10.7	15.1%	5.9%
Active (3 months)2	7.1	7.4	8.2	15.5%	10.8%
MOU (minutes)	196.4	192.8	184.4	(6.1%)	(4.4%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.9	3.4	3.5	(10.3%)	2.9%
Active (3 months)	5.1	4.6	4.7	(7.8%)	2.2%
Revenue (million UAH)	830.5	799.5	887.0	6.8%	10.9%
Revenue (million US$)	104.2	100.1	111.0	6.5%	10.9%
EBITDA (million US$)3	26.8	30.3	31.7	18.3%	4.6%
EBITDA margin	25.8%	30.3%	28.6%	2.8pp	(1.7pp)
Net loss (million US$)	(15.2)	(10.6)	(11.3)	(25.7%)	6.6%
Capex (million US$)	19.4	8.4	30.0	54.6%	257.1%
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3) EBITDA is a non-GAAP financial measurement. See page 12 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

8

Turkcell Superonline continued its strong operational performance in the third quarter, delivering 50.7% YoY revenue growth to TRY186.7 million (TRY123.9 million), while recording its historically highest quarterly EBITDA margin of 22.3% (17.7%).

In the quarter, the residential segment grew by 96% on the back of 70% YoY growth in the subscriber base. With continued fiber investments, we increased our home passes to 1.2 million, reaching 374K FTTX subscribers. Meanwhile, the corporate segment posted 61% YoY growth, mainly driven by increasing synergies and enriched integrated solutions at the Group level. Overall, the share of residential and corporate segments rose to 54% of total revenues (46%), whereby the share of non-group revenues in total revenues reached 71% (60%).

Meanwhile, nominal EBITDA grew by 90% YoY, registering positive EBIT for the fifth consecutive quarter. This was enabled by the rising weight of the more profitable data business.

Turkcell Superonline (million TRY)	Q311	Q212	Q312	y/y %	q/q %
Revenue	123.9	162.2	186.7	50.7%	15.1%
EBITDA 1	21.9	32.6	41.6	90.0%	27.6%
EBITDA Margin	17.7%	20.1%	22.3%	4.6pp	2.2pp
Capex	86.4	109.0	119.4	38.2%	9.5%
(1)EBITDA is a non-GAAP financial measure. See page 12 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur continued to improve its market position in Q312, adding approximately 1.3 million net subscribers, thereby increasing its total subscriber base to 20.4 million, mainly driven by 1.0 million subscriber growth in Kazakhstan. Fintur’s consolidated revenue was at US$514 million in Q312 (US$514 million).

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income remained almost stable at TRY76 million (US$42 million) in Q312 compared to TRY74 million (US$43 million) in Q311.

Fintur	Q311	Q212	Q312	y/y %	q/q %
Subscribers (million)	17.3	19.1	20.4	17.9%	6.8%
Kazakhstan	10.1	11.7	12.7	25.7%	8.5%
Azerbaijan	4.1	4.3	4.4	7.3%	2.3%
Moldova	0.9	1.1	1.2	33.3%	9.1%
Georgia	2.1	2.0	2.1	-	5.0%
Revenue (million US$)	514	505	514	-	1.8%
Kazakhstan	326	299	310	(4.9%)	3.7%
Azerbaijan	136	149	141	3.7%	(5.4%)
Moldova	22	20	21	(4.5%)	5.0%
Georgia	38	37	42	10.5%	13.5%
Other1	(8)	-		-	-
Fintur’s contribution to Group’s net income (million US$)	43	43	42	(2.3%)	(2.3%)
1)   Includes intersegment eliminations
(*)   We hold a 41.45% stake In Fintur which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

9

Turkcell Group Subscribers amounted to approximately 68.1 million as of September 30, 2012. This figure is calculated by considering the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Turkcell Turkey, Astelit, BeST, KKTCell (“Northern Cyprus”), Turkcell Europe and Fintur. Turkcell Group subscribers rose by 2.3 million during the quarter, thanks to the increased subscriber base of Fintur, Astelit and Turkcell Turkey. This was despite the 0.2 million decline in BeST’s subscriber base during the quarter due to involuntary churn, in line with BeST’s churn policy and value focus approach.

Turkcell Group Subscribers (million)	Q311	Q212	Q312	y/y %	q/q %
Turkcell Turkey	34.4	34.7	35.2	2.3%	1.4%
Ukraine	9.3	10.1	10.7	15.1%	5.9%
Fintur	17.3	19.1	20.4	17.9%	6.8%
Northern Cyprus	0.4	0.4	0.4	-	-
Belarus	1.7	1.2	1.0	(41.2%)	(16.7%)
Turkcell Europe	0.2	0.3	0.4	100.0%	33.3%
TURKCELL GROUP	63.3	65.8	68.1	7.6%	3.5%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q311	Q212	Q312	y/y %	q/q %
TRY / US$ rate
Closing Rate	1.8453	1.8065	1.7847	(3.3%)	(1.2%)
Average Rate	1.7188	1.7913	1.8012	4.8%	0.6%
Consumer Price Index	1.2%	0.4%	1.4%	0.2pp	1.0pp
GDP Growth	8.4%	2.9%	n.a	-	-
UAH/ US$ rate
Closing Rate	7.97	7.99	7.99	0.3%	-
Average Rate	7.97	7.99	7.99	0.3%	-
BYR/ US$ rate
Closing Rate	5,599	8,320	8,500	51.8%	2.2%
Average Rate	5,112	8,190	8,357	63.5%	2.0%

10

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

Turkcell Group (million US$)	Q311	Q212	Q312	y/y %	q/q %
EBITDA	507.6	434.3	506.2	(0.3%)	16.6%
Income tax expense	(94.7)	(68.5)	(87.7)	(7.4%)	28.0%
Other operating income / (expense)	6.3	1.6	(4.2)	-	-
Financial income	2.5	0.4	3.4	36.0%	750.0%
Financial expense	(16.3)	(24.2)	(23.8)	46.0%	(1.7%)
Net increase / (decrease) in assets and liabilities	4.3	(111.3)	16.0	272.1%	-
Net cash from operating activities	409.8	232.3	409.9	-	76.5%

Turkcell Superonline (million TRY)	Q311	Q212	Q312	y/y %	q/q %
EBITDA	21.9	32.6	41.6	90.0%	27.6%
Other operating income / (expense)	0.3	0.9	1.2	300.0%	33.3%
Financial income	1.2	(31.5)	2.2	83.3%	-
Financial expense	(16.0)	28.8	(15.8)	(1.3%)	-
Net increase / (decrease) in assets and liabilities	(2.2)	(30.7)	29.0	-	-
Net cash from operating activities	5.3	0.1	58.2	-	-

Euroasia (million US$)	Q311	Q212	Q312	y/y %	q/q %
EBITDA	26.8	30.3	31.7	18.3%	4.6%
Other operating income / (expense)	(0.2)	(0.1)	-	-	-
Financial income	0.1	0.3	0.8	700.0%	166.7%
Financial expense	(12.5)	(13.4)	(14.7)	17.6%	9.7%
Net increase / (decrease) in assets and liabilities	11.8	1.7	16.6	40.7%	876.5%
Net cash from operating activities	26.0	18.8	34.4	32.3%	83.0%

11

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe" or "continue."
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2011 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 35.2 million subscribers as of September 30, 2012. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 68.1 million subscribers as of September 30, 2012. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers, e.g. 84 Mbps in the near future. As of September 30, 2012, Turkcell population coverage is at 99.17% in 2G and 83.14% in 3G.  Turkcell reported a TRY2.8 billion (US$1.5 billion) net revenue with total assets of TRY18.0 billion (US$10.1 billion) as of September 30, 2012. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Corporate Affairs:	Investors:	Media:
Koray Ozturkler, Chief Corporate Affairs Officer Tel: +90-212-313-1500 Email: koray.ozturkler@turkcell.com.tr investor.relations@turkcell.com.tr	Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr Turkcell-kurumsal-iletisim@turkcell.com.tr	Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

12

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,372.6	2,366.5	2,544.8	6,471.9	7,092.2
Commission fees on betting business	17.8	32.2	28.7	55.0	96.1
Monthly fixed fees	26.0	22.7	21.8	79.8	69.0
Simcard sales	11.5	9.1	11.3	27.1	26.5
Call center revenues and other revenues	99.1	134.6	146.2	290.8	415.9
Total revenues	2,527.0	2,565.1	2,752.8	6,924.6	7,699.7
Direct cost of revenues	(1,476.6)	(1,570.3)	(1,662.5)	(4,158.3)	(4,722.6)
Gross profit	1,050.4	994.8	1,090.3	2,766.3	2,977.1
Administrative expenses	(94.8)	(122.6)	(117.6)	(307.1)	(358.3)
Selling & marketing expenses	(421.3)	(434.3)	(399.6)	(1,233.3)	(1,236.7)
Other Operating Income / (Expense)	14.9	3.8	(79.0)	(206.9)	(81.7)

Operating profit before financing costs	549.2	441.7	494.1	1,019.0	1,300.4
Finance costs	(61.0)	(44.5)	(41.9)	(416.5)	(144.7)
Finance income	142.1	149.5	163.2	405.9	532.8
Monetary gain	-	39.3	47.5	-	127.3
Share of profit of equity accounted investees	59.6	65.6	60.9	172.1	176.0
Income before taxes and minority interest	689.9	651.6	723.8	1,180.5	1,991.8
Income tax expense	(162.4)	(123.2)	(158.0)	(368.0)	(386.8)
Income before minority interest	527.5	528.4	565.8	812.5	1,605.0
Non-controlling interests	10.0	7.4	5.7	37.5	17.8
Net income	537.5	535.8	571.5	850.0	1,622.8

Net income per share	0.24	0.24	0.26	0.39	0.74

Other Financial Data

Gross margin	41.6%	38.8%	39.6%	39.9%	38.7%
EBITDA(*)	871.3	779.0	912.0	2,218.2	2,393.7
Capital expenditures	401.5	326.9	445.6	919.6	1,025.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,162.9	6,041.3	6,510.8	6,162.9	6,510.8
Total assets	16,604.8	17,329.8	17,996.1	16,604.8	17,996.1
Long term debt	2,231.9	696.0	1,109.6	2,231.9	1,109.6
Total debt	3,450.5	3,128.6	3,127.4	3,450.5	3,127.4
Total liabilities	6,113.9	5,546.6	5,657.8	6,113.9	5,657.8
Total shareholders’ equity / Net Assets	10,491.0	11,783.1	12,338.3	10,491.0	12,338.3

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	2,372.6	2,366.5	2,544.8	6,471.9	7,092.2
Commission fees on betting business	17.8	32.2	28.7	55.0	96.1
Monthly fixed fees	26.0	22.7	21.8	79.8	69.0
Simcard sales	11.5	9.1	11.3	27.1	26.5
Call center revenues and other revenues	99.1	134.6	146.2	290.8	415.9
Total revenues	2,527.0	2,565.1	2,752.8	6,924.6	7,699.7
Direct cost of revenues	(1,477.0)	(1,572.3)	(1,663.6)	(4,162.5)	(4,727.2)
Gross profit	1,050.0	992.8	1,089.2	2,762.1	2,972.5
Administrative expenses	(94.8)	(122.6)	(117.6)	(307.1)	(358.3)
Selling & marketing expenses	(421.3)	(434.3)	(399.6)	(1,233.3)	(1,236.7)
Other Operating Income / (Expense)	14.9	3.9	(78.7)	(208.1)	(81.30)

Operating profit before financing costs	548.8	439.8	493.3	1,013.6	1,296.2
Finance costs	(61.0)	(44.5)	(41.9)	(416.5)	(144.7)
Finance income	142.2	149.5	163.2	406.0	532.8
Monetary gain	-	39.3	47.5	-	127.3
Share of profit of equity accounted investees	59.5	65.6	60.9	172.1	176.0
Income before taxes and minority interest	689.5	649.7	723.0	1,175.2	1,987.6
Income tax expense	(162.3)	(122.9)	(157.9)	(366.7)	(385.6)
Income before minority interest	527.2	526.8	565.1	808.5	1,602.0
Non-controlling interests	10.0	7.4	5.7	37.5	17.8
Net income	537.2	534.2	570.8	846.0	1,619.8

Net income per share	0.24	0.24	0.26	0.38	0.74

Other Financial Data

Gross margin	41.6%	38.7%	39.6%	39.9%	38.6%
EBITDA(*)	871.3	779.0	912.0	2,218.2	2,393.7
Capital expenditures	401.5	326.9	445.6	919.6	1,025.4

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,162.9	6,041.3	6,510.8	6,162.9	6,510.8
Total assets	16,645.9	17,365.9	18,031.5	16,645.9	18,031.5
Long term debt	2,231.9	696.0	1,109.6	2,231.9	1,109.6
Total debt	3,450.5	3,128.6	3,127.4	3,450.5	3,127.4
Total liabilities	6,120.5	5,552.3	5,663.3	6,120.5	5,663.3
Total shareholders’ equity / Net Assets	10,525.4	11,813.6	12,368.2	10,525.4	12,368.2

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2012 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012

Consolidated Statement of Operations Data
Revenues
Communication fees	1,382.4	1,320.4	1,413.1	3,993.8	3,954.4
Commission fees on betting business	10.3	18.0	16.0	34.1	53.7
Monthly fixed fees	15.2	12.7	12.1	49.4	38.5
Simcard sales	6.7	5.1	6.2	16.7	14.7
Call center revenues and other revenues	57.6	75.0	81.4	179.7	232.0
Total revenues	1,472.2	1,431.2	1,528.8	4,273.7	4,293.3
Direct cost of revenues	(858.8)	(876.9)	(924.3)	(2,568.1)	(2,636.2)
Gross profit	613.4	554.3	604.5	1,705.6	1,657.1
Administrative expenses	(55.1)	(68.4)	(65.4)	(190.4)	(200.0)
Selling & marketing expenses	(245.8)	(242.7)	(221.9)	(763.9)	(690.4)
Other Operating Income / (Expense)	7.0	2.0	(43.8)	(133.5)	(45.4)

Operating profit before financing costs	319.5	245.2	273.4	617.8	721.3
Finance costs	(34.0)	(24.5)	(23.6)	(261.1)	(81.1)
Finance income	82.0	83.2	90.6	248.1	297.4
Monetary gain	-	21.3	27.1	-	71.3
Share of profit of equity accounted investees	35.0	36.6	33.9	106.6	98.0
Income before taxes and minority interest	402.5	361.8	401.4	711.4	1,106.9
Income tax expense	(94.7)	(68.5)	(87.7)	(225.1)	(214.9)
Income before minority interest	307.8	293.3	313.7	486.3	892.0
Non-controlling interests	5.8	4.1	3.2	23.4	9.9
Net income	313.6	297.4	316.9	509.7	901.9

Net income per share	0.14	0.14	0.14	0.23	0.41

Other Financial Data

Gross margin	41.7%	38.7%	39.5%	39.9%	38.6%
EBITDA(*)	507.6	434.3	506.2	1,364.6	1,333.6
Capital expenditures	180.5	178.3	253.5	498.3	574.5

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,339.8	3,344.2	3,648.1	3,339.8	3,648.1
Total assets	9,020.7	9,613.0	10,103.4	9,020.7	10,103.4
Long term debt	1,209.5	385.3	621.8	1,209.5	621.8
Total debt	1,869.9	1,731.9	1,752.3	1,869.9	1,752.3
Total liabilities	3,316.8	3,073.5	3,173.3	3,316.8	3,173.3
Total equity	5,703.9	6,539.5	6,930.1	5,703.9	6,930.1

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12
** For further details, please refer to our consolidated financial statements and notes as at 30 September 2012 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Note	30 September 2012	31 December 2011
Assets
Property, plant and equipment	10	2,897,711	2,709,600
Intangible assets	11	1,271,131	1,246,308
GSM and other telecommunication operating licenses		688,001	691,895
Computer software		528,170	502,974
Other intangible assets		54,960	51,439
Investments in equity accounted investees	12	374,670	414,392
Other investments		23,886	22,568
Due from related parties	23	107	43
Other non-current assets		191,046	125,389
Trade receivables	14	173,414	113,581
Deferred tax assets		7,365	3,286
Total non-current assets		4,939,330	4,635,167

Inventories		33,193	26,069
Other investments	13	3,920	844,982
Due from related parties	23	18,253	43,215
Trade receivables and accrued income	14	1,178,722	842,381
Other current assets	15	281,828	198,458
Cash and cash equivalents	16	3,648,114	2,508,529
Total current assets		5,164,030	4,463,634

Total assets		10,103,360	9,098,801

Equity
Share capital		1,636,204	1,636,204
Share premium		434	434
Capital contributions		22,772	22,772
Reserves		(1,605,967)	(1,920,974)
Retained earnings		6,953,668	6,053,702
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,007,111	5,792,138
Non-controlling interests		(77,015)	(60,533)

Total equity		6,930,096	5,731,605

Liabilities
Loans and borrowings	19	621,755	1,057,380
Employee benefits		33,483	28,259
Provisions		64,693	58,219
Other non-current liabilities		109,440	92,669
Deferred tax liabilities		64,190	67,374
Total non-current liabilities		893,561	1,303,901

Bank overdraft	16	4,399	1,084
Loans and borrowings	19	1,132,034	811,953
Income taxes payable		83,639	61,891
Trade and other payables		815,807	929,488
Due to related parties	23	15,103	14,582
Deferred income		96,729	118,376
Provisions		131,992	125,921
Total current liabilities		2,279,703	2,063,295

Total liabilities		3,173,264	3,367,196

Total equity and liabilities		10,103,360	9,098,801

The notes on page 7 to 76 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME
For the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

		Nine months ended		Three months ended
	Note	30 September 2012	30 September 2011	30 September 2012	30 September 2011

Revenue		4,293,275	4,273,740	1,528,740	1,472,227
Direct cost of revenue		(2,636,164)	(2,568,113)	(924,258)	(858,800)
Gross profit		1,657,111	1,705,627	604,482	613,427

Other income	7	7,465	25,543	233	1,821
Selling and marketing expenses		(690,442)	(763,949)	(221,959)	(245,754)
Administrative expenses		(199,989)	(190,397)	(65,361)	(55,148)
Other expenses	7	(52,861)	(159,089)	(44,041)	5,157
Results from operating activities		721,284	617,735	273,354	319,503

Finance income	8	297,434	248,135	90,608	82,047
Finance costs	8	(81,168)	(261,118)	(23,602)	(34,004)
Net finance income / (costs)		216,266	(12,983)	67,006	48,043

Monetary gain		71,349	-	27,170	-
Share of profit of equity accounted investees	12	97,955	106,609	33,822	34,983
Profit before income tax		1,106,854	711,361	401,352	402,529

Income tax expense	9	(214,855)	(225,089)	(87,644)	(94,749)
Profit for the period		891,999	486,272	313,708	307,780

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		901,905	509,652	316,859	313,582
Non-controlling interests		(9,906)	(23,380)	(3,151)	(5,802)
Profit for the period		891,999	486,272	313,708	307,780

Basic and diluted earnings per share	18	0.41	0.23	0.14	0.14
(in full USD)

The notes on page 7 to 76 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the nine and three months ended 30 September 2012
 (Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011

Profit for the period	891,999	486,272	313,708	307,780

Other comprehensive income / (expense):
Foreign currency translation differences	314,030	(1,038,860)	76,920	(720,181)
Change in cash flow hedge reserve	(886)	-	(362)	-
Income tax on other comprehensive income / (expense)	1,630	(4,284)	300	(2,519)
Other comprehensive income / (expense) for the period, net of income tax	314,774	(1,043,144)	76,858	(722,700)

Total comprehensive income / (expense) for the period	1,206,773	(556,872)	390,566	(414,920)

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,214,973	(527,714)	393,358	(405,033)
Non-controlling interests	(8,200)	(29,158)	(2,792)	(9,887)
Total comprehensive income / (expense) for the period	1,206,773	(556,872)	390,566	(414,920)

The notes on page 7 to 76 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit/(loss) for the period	-	-	-	-	-	-	-	509,652	509,652	(23,380)	486,272
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(5,252)	(1,032,114)	-	(1,037,366)	(5,778)	(1,043,144)
Total other comprehensive income/(expense)	-	-	-	-	-	(5,252)	(1,032,114)	-	(1,037,366)	(5,778)	(1,043,144)
Total comprehensive income/(expense)	-	-	-	-	-	(5,252)	(1,032,114)	509,652	(527,714)	(29,158)	(556,872)
Transfer from legal reserves	-	-	-	(633)	-	-	-	633	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(4,083)	(4,083)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	405	405
Change in reserve for non-controlling interest put option	-	-	-	-	-	30,867	-	-	30,867	-	30,867
Balance at 30 September 2011	1,636,204	22,772	434	534,310	-	(238,369)	(1,963,194)	5,768,612	5,760,769	(56,855)	5,703,914
Total comprehensive income
Profit/(loss) for the period	-	-	-	-	-	-	-	242,057	242,057	(3,216)	238,841
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(5,465)	(249,043)	-	(254,508)	(695)	(255,203)
Change in cash flow hedge reserve	-	-	-	-	(459)	-	-	-	(459)	-	(459)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-	-	-	-	-	-
Total other comprehensive income/(expense)	-	-	-	-	(459)	(5,465)	(249,043)	-	(254,967)	(695)	(255,662)
Total comprehensive income/(expense)	-	-	-	-	(459)	(5,465)	(249,043)	242,057	(12,910)	(3,911)	(16,821)
Transfer from in legal reserves	-	-	-	(371)	-	-	-	371	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	94	94
Effects of inflation accounting (Note 2b)	-	-	-	-	-	-	-	42,662	42,662	-	42,662
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	139	139
Change in reserve for non-controlling interest put option	-	-	-	-	-	1,617	-	-	1,617	-	1,617
Balance at 31 December 2011	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income/(expense)
Profit/(loss) for the period	-	-	-	-	-	-	-	901,905	901,905	(9,906)	891,999
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	3,868	310,086	-	313,954	1,706	315,660
Change in cash flow hedge reserve	-	-	-	-	(886)	-	-	-	(886)	-	(886)
Total other comprehensive income/(expense)	-	-	-	-	(886)	3,868	310,086	-	313,068	1,706	314,774
Total comprehensive income/(expense)	-	-	-	-	(886)	3,868	310,086	901,905	1,214,973	(8,200)	1,206,773
Transfer to legal reserves	-	-	-	1,939	-	-	-	(1,939)	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interests	-	-	-	-	-	-	-	-	-	203	203
Balance at 30 September 2012	1,636,204	22,772	434	535,878	(1,345)	(238,349)	(1,902,151)	6,953,668	7,007,111	(77,015)	6,930,096

The notes on page 7 to 76 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

		Nine months ended 30 September
	Note	2012	2011
Cash flows from operating activities
Profit for the period		891,999	486,272
Adjustments for:
Depreciation and impairment of fixed assets	10	404,161	427,029
Amortization of intangible assets	11	162,780	186,270
Net finance income		(238,618)	(232,183)
Income tax expense		214,855	225,089
Share of profit of equity accounted investees	12, 23	(111,660)	(128,223)
Gain on sale of property, plant and equipment		(2,350)	(2,252)
Unrealised foreign exchange gain/loss on operating assets		(48,098)	97,070
Provision for impairment of trade receivables	14, 20	44,056	26,941
Deferred income		(28,558)	816
Impairment losses on goodwill		-	72,198
Impairment losses on equity accounted investees and other non-current investments	12, 23	40,250	3,742
		1,328,817	1,162,769

Change in trade receivables	14	(397,065)	(213,616)
Change in due from related parties	23	26,601	17,955
Change in inventories		(5,602)	(1,075)
Change in other current assets	15	(115,037)	(86,792)
Change in other non-current assets		(24,137)	1,978
Change in due to related parties	23	(228)	12,410
Change in trade and other payables		(208,988)	(99,115)
Change in other current liabilities		54,427	63,908
Change in other non-current liabilities		5,969	(13,407)
Change in employee benefits		3,574	2,101
Change in provisions		3,743	(323)
		672,074	846,793

Interest paid		(41,860)	(36,381)
Income tax paid		(206,410)	(190,372)
Dividends received		114,195	23,483
Net cash provided by operating activities		537,999	643,523
Cash flows from investing activities
Acquisition of property, plant and equipment	10	(446,423)	(387,130)
Acquisition of intangible assets	11	(122,396)	(106,625)
Proceeds from sale of property, plant and equipment		4,405	5,770
Proceeds from currency option contracts		1,880	5,302
Payment of currency option contracts premium		(135)	(1,256)
Proceeds from sale of financial assets		897,057	11,191
Acquisition of financial assets		(3,920)	(3,498)
Interest received		295,542	215,120
Net cash generated by/(used in) investing activities		626,010	(261,126)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		290,142	380,147
Repayment of borrowings		(402,513)	(337,292)
Change in non-controlling interest		203	405
Dividends paid		(8,485)	(4,083)
Net cash (used in) /generated by financing activities		(120,653)	39,177

Net increase in cash and cash equivalents		1,043,356	421,574
Cash and cash equivalents at 1 January	16	2,507,445	3,296,267
Effects of foreign exchange rate fluctuations on cash and cash equivalents		92,914	(383,748)

Cash and cash equivalents at 30 September	16	3,643,715	3,334,093

The notes on page 7 to 76 are an integral part of these condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

Notes to the condensed interim consolidated financial statements

Page
1. Reporting entity	7
2. Basis of preparation	7-8
3. Significant accounting policies	8-13
4. Critical accounting judgments and key sources of estimation uncertainty	13-14
5. Operating segments	14-19
6. Seasonality of operations	20
7. Other income and expenses	20
8. Finance income and costs	20
9. Income tax expense	20
10. Property, plant and equipment	21-22
11. Intangible assets	23-27
12. Equity accounted investees	27
13. Other investments	28
14. Trade receivables and accrued income	28
15. Other current asset	29
16. Cash and cash equivalents	29
17. Dividends	30
18. Earnings per share	31
19. Loans and borrowings	31-33
20. Financial instruments	34-38
21. Guarantees and purchase obligations	38
22. Commitments and contingencies	39-69
23. Related parties	70-75
24. Group entities	76
25. Subsequent events	76

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The Company primarily is involved in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

The condensed interim consolidated financial statements of the Company as at and for the nine and three months ended 30 September 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.

The consolidated financial statements of the Company as at and for the year ended 31 December 2011 are available upon request from the Company’s registered office at Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi / Istanbul or at www.turkcell.com.tr.

2.	Basis of preparation

(a)	Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2011.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.

The Group’s condensed interim consolidated financial statements as at and for the period ended 30 September 2012 were approved by the Board of Directors on 18 October 2012.

(b)	Basis of measurement

The accompanying condensed interim consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No. 29. (“Financial Reporting in Hyperinflationary Economies”) (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments and financial instruments classified as available-for-sale. Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the 2011 consolidated financial statements are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the condensed interim consolidated financial statements as at 30 September 2012.

3.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2011.

a)	Comparative information and revision of prior period financial statements

The condensed interim consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

b)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements. Details of other standards and interpretations adopted in these financial statements but that have had no material impact on the financial statements are set out in this section.

(i)	New and Revised IFRSs do not affect presentation and disclosures

None.

(ii)	New and Revised IFRSs affecting the reported financial performance and / or financial position

None.

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

The following new and revised IFRSs have also been adopted in these condensed interim consolidated financial statements. The application of these new and revised IFRSs has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Amendments to IAS 12, “Deferred Taxes – Recovery of Underlying Assets”

The amendment is effective for annual periods beginning on or after 1 January 2012. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, “Investment Property”. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally be, through sale. The Group does not have investment property. The amendment did not have any effect on the condensed interim consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Amendments to IFRS 7, “Financial Instruments: Disclosures – Transfers of Financial Assets”

The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

These amendments to IFRS 7 did not have a significant effect on the Group’s disclosures. However, if the Group enters into other types of transfers of financial assets in the future, disclosures regarding those transfers may be affected.

(iv)	New and Revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 7	Financial Instruments: Disclosures - Offsetting of Financial Assets and Financial Liabilities
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income
IAS 19 (as revised in 2011)	Employee Benefits
IAS 27 (as revised in 2011)	Separate Financial Statement
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine
Amendments to IAS 32	Financial Instruments: Presentation - Offsetting of Financial Assets and Financial Liabilities

The amendments to IFRS 7 require an entity to disclose information about rights of offset and related agreements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosures are required for annual or interim periods beginning on or after 1 January 2013.

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

Key requirements of IFRS 9 are described as follows:

•
IFRS 9 requires all recognized financial assets that are within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” and IFRS 7, “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39, “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that IFRS 9 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2015 and that the application of IFRS 9 may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The transition guidance amends IFRS 10, 11 and 12 to provide additional transition relief in by limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Also, amendments to IFRS 11 and IFRS 12 eliminate the requirement to provide comparative information for periods prior to the immediately preceding period.

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC 12, “Consolidation – Special Purpose Entities” has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, which is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31, “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC 13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers” has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The Group management anticipates that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013. The application of IFRS 10 is expected not to have material impact on consolidated financial statements. Under IFRS 11, a jointly controlled entity may be classified as a joint operation or joint venture, depending on the rights and obligations of the parties to the joint arrangement. However, the Group management have not yet performed a detailed analysis of the impact of the application of these standards and hence have not yet quantified the extent of the impact.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, “Financial Instruments: Disclosures” will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

The Group management anticipates that IFRS 13 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements.

The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to IAS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The Group management anticipate that the amendments to IAS 19 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the amendments to IAS 19 may have impact on amounts reported in respect of the Group’s defined benefit plans. However, the Group management have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations (continued)

(iv)	New and Revised IFRSs in issue but not yet effective (continued)

On 19 October 2011 the IASB issued an Interpretation, IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, clarifying the requirements for accounting for stripping costs in the production phase of a surface mine. The interpretation clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The interpretation is effective for annual periods beginning on or after 1 January 2013 with earlier application permitted.

The amendments to IAS 32 are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments are effective for annual periods beginning on or after 1 January 2014.

Annual Improvements 2009/2011 Cycle

Further to the above amendments and revised standards, the IASB have issued “Annual Improvements to IFRSs” in May 2012 that cover 5 main standards/interpretations as follows:

•	IFRS 1 “First-time Adoption of International Financial Standards - Permit the repeated application of IFRS 1, borrowing costs on certain qualifying assets”
•	IAS 1 “Presentation of Financial Statements - Clarification of the requirements for comparative information”
•	IAS 16 “Property, Plant and Equipment - Classification of servicing equipment”
•	IAS 32 “Financial Instruments: Presentation - Clarify that tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12 Income Taxes”
•	IAS 34 “Interim Financial Reporting - Clarify interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 Operating Segments”

All amendments are effective on or after 1 January 2013. Early adoptions of these amendments are allowed. The Group has evaluated the potential impact of the adoption of these amendments to the standards and does not expect a significant effect on the Group’s financial results.

4.	Critical accounting judgments and key sources of estimation uncertainty

Key sources of estimations

The economic environment in Belarus has deteriorated significantly since the second quarter of financial year 2011. Interest rates are linked to the prime refinance rate of the National Bank of Belarus, which has been gradually increased during 2011 and prices for goods and services denominated in BYR have been revisited several times in 2011 based on the change of market exchange rates. As of 31 December 2011, cumulative inflation in the last three years exceeded 100% and therefore Belarus was considered a hyperinflationary economy and in this context IAS 29 “Reporting in Hyperinflationary Economies” is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

While the National Bank of the Republic of Belarus has taken certain measures aimed at stabilizing the situation and preventing negative trends in the domestic foreign exchange market, including speculative pressure on the BYR, there exist the potential for economic uncertainties to continue in the foreseeable future.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimations (continued)

Current and potential future political and economic changes in Belarus could have an adverse effect on the subsidiaries operating in this country. The economic stability of Belarus depends on the economic measures that will be taken by the government and the outcomes of the legal, administrative and political processes in the country. These processes are beyond the control of the subsidiaries established in the country.

Consequently, the subsidiaries operating within Belarus may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying condensed interim consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus. The future economic situation of Belarus might differ from the Group’s expectations. As of 30 September 2012, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

5.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia Telecommunications Holding BV (“Euroasia”) and Belarusian Telecommunications Network (“Belarusian Telecom”), all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	Nine months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	3,568,356	3,687,533	299,557	267,898	42,090	46,938	383,272	271,371	4,293,275	4,273,740
Inter-segment revenue	18,640	9,450	2,843	2,851	53	68	302,912	309,335	324,448	321,704
Reportable segment adjusted EBITDA	1,118,373	1,184,415	86,867	69,321	(5,197)	(8,957)	150,537	144,947	1,350,580	1,389,726
Finance income	259,233	212,012	1,182	392	(4,508)	20,814	73,126	37,747	329,033	270,965
Finance cost	(20,610)	102,146	(40,162)	(40,835)	(41,961)	(255,276)	(35,710)	(112,163)	(138,443)	(306,128)
Monetary gain	-	-	-	-	71,344	-	5	-	71,349	-
Depreciation and amortization	(366,484)	(365,737)	(85,606)	(88,193)	(27,899)	(85,784)	(99,774)	(84,276)	(579,763)	(623,990)
Share of profit of equity accounted investees	-	-	-	-	-	-	97,955	106,609	97,955	106,609
Capital expenditure	328,596	307,121	43,822	38,541	16,689	14,138	206,481	156,248	595,588	516,048
Bad debt expense	(39,466)	(23,292)	(151)	(1,152)	(1,210)	(851)	(3,229)	(17,685)	(44,056)	(42,980)
Impairment on equity accounted investees	-	-	-	-	-	-	40,250	-	40,250	-

	Three months ended 30 September
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	1,266,175	1,262,981	110,323	103,710	17,541	13,629	134,701	91,907	1,528,740	1,472,227
Inter-segment revenue	10,771	3,624	648	469	20	25	102,651	103,672	114,090	107,790
Reportable segment adjusted EBITDA	435,063	438,615	31,698	26,848	28	(1,941)	43,540	36,976	510,329	500,498
Finance income	88,727	75,017	427	98	(8,650)	530	20,043	13,381	100,547	89,026
Finance cost	(2,113)	93,640	(14,726)	(11,618)	(15,650)	(67,575)	(12,557)	(69,095)	(45,046)	(54,648)
Monetary gain	-	-	-	-	27,165	-	5	-	27,170	-
Depreciation and amortization	(118,819)	(138,075)	(28,739)	(30,292)	(11,072)	(3,182)	(34,990)	(27,279)	(193,620)	(198,828)
Share of profit of equity accounted investees	-	-	-	-	-	-	33,822	34,983	33,822	34,983
Capital expenditure	132,027	110,446	30,015	19,412	9,597	5,362	84,484	46,941	256,123	182,161
Bad debt expense	(15,133)	(3,674)	(54)	(495)	(420)	(300)	(1,378)	(16,071)	(16,985)	(20,540)
Impairment on equity accounted investees	-	-	-	-	-	-	40,250	-	40,250	-

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	As at 30 September 2012 and 31 December 2011
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Reportable segment assets	4,020,113	3,493,183	504,670	544,578	185,816	160,277	1,322,145	1,086,949	6,032,744	5,284,987
Investment in associates	-	-	-	-	-	-	374,670	414,392	374,670	414,392
Reportable segment liabilities	852,575	922,418	91,521	116,132	66,615	88,127	258,007	242,085	1,268,718	1,368,762

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Revenues
Total revenue for reportable segments	3,931,539	4,014,738	1,405,478	1,384,438
Other revenue	686,184	580,706	237,352	195,579
Elimination of inter-segment revenue	(324,448)	(321,704)	(114,090)	(107,790)
Consolidated revenue	4,293,275	4,273,740	1,528,740	1,472,227

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,200,043	1,244,779	466,789	463,522
Other adjusted EBITDA	150,537	144,947	43,540	36,976
Elimination of inter-segment adjusted EBITDA	(16,959)	(25,146)	(4,095)	7,118
Consolidated adjusted EBITDA	1,333,621	1,364,580	506,234	507,616
Finance income	297,434	248,135	90,608	82,047
Finance costs	(81,168)	(261,118)	(23,602)	(34,004)
Monetary gain	71,349	-	27,170	-
Other income	7,465	25,543	233	1,821
Other expenses	(52,861)	(159,089)	(44,041)	5,157
Share of profit of equity accounted investees	97,955	106,609	33,822	34,983
Depreciation and amortization	(566,941)	(613,299)	(189,072)	(195,091)
Consolidated profit before income tax	1,106,854	711,361	401,352	402,529

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Finance income
Total finance income / (costs) for reportable segments	255,907	233,218	80,504	75,645
Other finance income	73,126	37,747	20,043	13,381
Elimination of inter-segment finance income	(31,599)	(22,830)	(9,939)	(6,979)
Consolidated finance income	297,434	248,135	90,608	82,047

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating segments (continued)

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Finance costs
Total finance cost for reportable segments	102,733	193,965	32,489	(14,447)
Other finance cost	35,710	112,163	12,557	69,095
Elimination of inter-segment finance cost	(57,275)	(45,010)	(21,444)	(20,644)
Consolidated finance cost	81,168	261,118	23,602	34,004

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Depreciation and amortization
Total depreciation and amortization for reportable segments	479,989	539,714	158,630	171,549
Other depreciation and amortization	99,774	84,276	34,990	27,279
Elimination of inter-segment depreciation and amortization	(12,822)	(10,691)	(4,548)	(3,737)
Consolidated depreciation and amortization	566,941	613,299	189,072	195,091

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Capital expenditure
Total capital expenditure for reportable segments	389,107	359,800	171,639	135,220
Other capital expenditure	206,481	156,248	84,484	46,941
Elimination of inter-segment capital expenditure	(21,063)	(17,700)	(2,550)	(1,614)
Consolidated capital expenditure	574,525	498,348	253,573	180,547

	30 September 2012	31 December 2011
Assets
Total assets for reportable segments	4,710,599	4,198,038
Other assets	1,322,145	1,086,949
Investments in equity accounted investees	374,670	414,392
Other unallocated amounts	3,695,946	3,399,422
Consolidated total assets	10,103,360	9,098,801

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

5.	Operating Segments (continued)

	30 September 2012	31 December 2011
Liabilities
Total liabilities for reportable segments	1,010,711	1,126,677
Other liabilities	258,007	242,085
Other unallocated amounts	1,904,546	1,998,434
Consolidated total liabilities	3,173,264	3,367,196

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Nine months ended		Three months ended
	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Revenues
Turkey	3,862,576	3,895,707	1,369,297	1,331,651
Ukraine	303,198	267,898	111,846	103,710
Belarus	42,090	46,938	17,541	13,629
Turkish Republic of Northern Cyprus	46,994	48,933	15,938	14,212
Azerbaijan	20,908	6,762	7,014	2,914
Germany	17,509	7,502	7,104	6,111
	4,293,275	4,273,740	1,528,740	1,472,227

	30 September 2012	31 December 2011
Non-current assets
Turkey	3,804,454	3,443,530
Ukraine	511,009	548,746
Belarus	157,571	142,926
Turkish Republic of Northern Cyprus	52,585	51,433
Azerbaijan	4,545	5,043
Germany	4,707	4,855
Unallocated non-current assets	404,459	438,634
	4,939,330	4,635,167

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

6.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the ICTA’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. Local and religious holidays in Turkey also affect the Company’s operational results.

7.	Other income and expenses

Other income amounts to $7,465, $25,543, $233 and $1,821 for the nine and three months ended 30 September 2012 and 2011, respectively. Other income for the nine months ended 30 September 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $52,861, $159,089, $44,041 and $(5,157) for the nine and three months ended 30 September 2012 and 2011, respectively. Other expenses for the nine months ended 30 September 2012 mainly comprises impairment loss amounting to $40,250 resulting from the annulment of service provider agreement with A-Tel as explained in Notes 11, 12 and 23 and payment for the penalty imposed by ICTA regarding the penalties imposed by ICTA, as explained in Note 22 to condensed interim consolidated financial statements amounting to $4,835.

Other expenses for the nine months ended 30 September 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $72,198, impairment recognized on the Group’s investment in Aks TV amounting to $3,742, impairment recognized for investigation on compatibility of Company’s practices regarding the subscription annulment procedures amounting to $5,001, provision set regarding the fine applied for tariffs above upper limits amounting to $23,459, penalty imposed as a result of investigation on breaching confidentiality of personal data and relevant legislation $5,374, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 22 to condensed interim consolidated financial statements amounting to $30,397 and additional provision provided as a result of the investigation upon the complaint of a subscriber regarding the Company’s miss charging of data tariffs amounting to $682.

8.	Finance income and costs

Net finance income or cost amounts to $216,266, $(12,983), $67,006 and $48,043 for the nine and three months ended 30 September 2012 and 2011, respectively. Net finance income as of 30 September 2012 and 2011 is mainly attributable to the interest income on bank deposits. Net finance cost as of 30 September 2011 is mainly attributable to the foreign exchange losses amounting to $214,205 recognized by the Company’s subsidiary Belarusian Telecom operating in Belarus as a result of devaluation in BYR.

9.	Income tax expense

Effective tax rates are 19%, 32%, 22% and 24% for the nine and three months ended 30 September 2012 and 2011, respectively.

Since the Belarusian tax regulation does not allow carrying forward tax losses to future periods, no deferred tax asset is recognized on any loss incurred in 2011 as a result of the negative economic developments in Belarus. Additionally, since the recognition of goodwill and its impairment are not subject to taxation, the impairment recognized on goodwill allocated to Belarusian Telecom is not taken into consideration in the taxation.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

10.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2011
Network infrastructure (All operational)	5,638,149	88,535	(310,323)	546,137	-	8,155	(866,902)	5,103,751
Land and buildings	281,610	5,433	-	6,186	-	-	(48,518)	244,711
Equipment, fixtures and fittings	278,709	11,419	(2,034)	312	-	1,399	(48,081)	241,724
Motor vehicles	16,341	2,752	(884)	-	-	-	(2,676)	15,533
Leasehold improvements	136,506	3,337	(1,376)	212	-	608	(24,415)	114,872
Construction in progress	202,400	564,164	(522)	(492,381)	(36)	44	(47,352)	226,317
Total	6,553,715	675,640	(315,139)	60,466	(36)	10,206	(1,037,944)	5,946,908

Accumulated depreciation
Network infrastructure (All operational)	2,999,861	468,966	(306,767)	28,468	144,352	2,749	(514,173)	2,823,456
Land and buildings	106,750	9,167	-	6	-	-	(19,484)	96,439
Equipment, fixtures and fittings	252,184	9,106	(1,688)	(265)	12	680	(50,192)	209,837
Motor vehicles	11,827	1,824	(640)	-	22	-	(1,975)	11,058
Leasehold improvements	115,072	3,266	(1,354)	68	7	395	(20,936)	96,518
Total	3,485,694	492,329	(310,449)	28,277	144,393	3,824	(606,760)	3,237,308

Total property, plant and equipment	3,068,021	183,311	(4,690)	32,189	(144,429)	6,382	(431,184)	2,709,600

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

10.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 30 September 2012
Network infrastructure (All operational)	5,103,751	56,668	(241,052)	367,606	-	277,524	5,564,497
Land and buildings	244,711	4,630	-	1,225	-	13,892	264,458
Equipment, fixtures and fittings	241,724	11,305	(742)	111	-	13,701	266,099
Motor vehicles	15,533	872	(390)	-	-	1,032	17,047
Leasehold improvements	114,872	1,184	(51)	122	-	6,616	122,743
Construction in progress	226,317	378,920	(1,076)	(357,866)	(5,761)	11,535	252,069
Total	5,946,908	453,579	(243,311)	11,198	(5,761)	324,300	6,486,913

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	357,220	(240,181)	6,528	23,348	162,511	3,132,882
Land and buildings	96,439	6,787	-	-	-	5,643	108,869
Equipment, fixtures and fittings	209,837	6,801	(689)	-	-	13,594	229,543
Motor vehicles	11,058	1,414	(341)	-	-	783	12,914
Leasehold improvements	96,518	2,830	(47)	-	-	5,693	104,994
Total	3,237,308	375,052	(241,258)	6,528	23,348	188,224	3,589,202

Total property, plant and equipment	2,709,600	78,527	(2,053)	4,670	(29,109)	136,076	2,897,711

Depreciation expenses for the nine and three months ended 30 September 2012 and 2011 are $404,161, $427,029, $135,195 and $141,813, respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the nine months ended 30 September 2012 and 2011 are $29,109 and $68,803, respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets

Goodwill arising from acquisition of Turkcell Superonline in 2008 and Global Iletisim in 2011 amounts to $18,317 (31 December 2011: $17,307) and $75 (31 December 2011: $71) as of 30 September 2012, respectively. Goodwill arising from acquisition of Belarusian Telecom was fully impaired as of 31 December 2011.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2011. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2011, impairment test for long-lived assets of Astelit and A-Tel, was made on the assumption that Astelit and A-Tel are the cash generating units.

Astelit: As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit as at 31 December 2011 were:

A 13.6% post-tax WACC rate for 2012, a 13.7% post-tax WACC rate for 2013, a 13.9% post-tax WACC rate for after 2013 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 15.5%.

A-Tel: As the recoverable amounts based on the value in use of cash generating units was lower than the carrying amount of cash-generating units of A-Tel, an impairment loss of $15,655 was recognized in consolidated financial statements for the year ended 31 December 2011. The impairment loss was decreased from the carrying value of the asset and was included in other expense of statement of comprehensive income for the year ending 31 December 2011. The assumptions used in value in use calculation of A-Tel as at 31 December 2011 were:

A 14.2% post-tax WACC rate and a 5.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for A-Tel. The pre-tax rate for disclosure purposes was 14.2%.

Although the negotiations are still continuing within the context of the annulment notification dated 31 January 2012 pursuant to service provider and distribution agreement terms with A-Tel and effective from 1 August 2012, the carrying amount of A-Tel in the condensed interim consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 30 September 2012 and an impairment loss of $40,250 is recognized in other expenses in the condensed interim consolidated statement of comprehensive income for the nine months ended 30 September 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Cost	Balance at 1 January 2011	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2011
GSM and other telecommunication operating licenses	1,421,435	5,553	-	-	-	1,313	(235,276)	1,193,025
Computer software	2,019,716	52,433	(433)	82,719	-	1,660	(338,550)	1,817,545
Transmission lines	32,615	118	-	-	-	-	(5,872)	26,861
Central betting system operating right	5,722	341	-	-	-	-	(1,039)	5,024
Indefeasible right of usage	22,531	-	-	-	-	-	(4,090)	18,441
Brand name	4,554	-	-	-	-	-	(827)	3,727
Customer base	6,231	-	-	-	-	2,600	(1,320)	7,511
Customs duty and VAT exemption right	49,987	-	-	-	-	-	(3,240)	46,747
Goodwill	141,257	-	-	-	(52,971)	81	(70,989)	17,378
Other	2,782	-	-	-	-	-	(292)	2,490
Construction in progress	2,626	140,162	-	(143,185)	-	-	397	-
Total	3,709,456	198,607	(433)	(60,466)	(52,971)	5,654	(661,098)	3,138,749

Accumulated amortization
GSM and other telecommunication operating licenses	465,732	65,972	-	-	53,177	15	(83,766)	501,130
Computer software	1,472,109	145,919	(291)	(28,277)	-	1,468	(276,357)	1,314,571
Transmission lines	27,007	1,229	-	-	-	-	(4,739)	23,497
Central betting system operating right	4,116	219	-	-	-	-	(934)	3,401
Indefeasible right of usage	1,543	1,391	-	-	-	-	(586)	2,348
Brand name	1,024	422	-	-	-	-	(235)	1,211
Customer base	2,581	619	-	-	-	-	(540)	2,660
Customs duty and VAT exemption right	25,462	9,946	-	-	8,669	-	(1,367)	42,710
Other	571	229	-	-	-	-	113	913
Total	2,000,145	225,946	(291)	(28,277)	61,846	1,483	(368,411)	1,892,441

Total intangible assets	1,709,311	(27,339)	(142)	(32,189)	(114,817)	4,171	(292,687)	1,246,308

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Cost	Balance at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 30 September 2012
GSM and other telecommunication operating licenses	1,193,025	852	-	21	-	71,926	1,265,824
Computer software	1,817,545	28,246	(105)	77,445	-	103,293	2,026,424
Transmission lines	26,861	43	-	-	-	1,541	28,445
Central betting system operating right	5,024	623	-	-	-	293	5,940
Indefeasible right of usage	18,441	-	-	-	-	1,088	19,529
Brand name	3,727	-	-	-	-	218	3,945
Customer base	7,511	-	-	-	-	439	7,950
Customs duty and VAT exemption right	46,747	-	-	-	-	6,345	53,092
Goodwill	17,378	-	-	-	-	1,014	18,392
Other	2,490	-	-	-	-	221	2,711
Construction in progress	-	92,632	-	(88,664)	-	-	3,968
Total	3,138,749	122,396	(105)	(11,198)	-	186,378	3,436,220

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	44,201	-	(3)	-	32,495	577,823
Computer software	1,314,571	112,769	(103)	(6,525)	1,357	76,185	1,498,254
Transmission lines	23,497	775	-	-	-	1,295	25,567
Central betting system operating right	3,401	211	-	-	-	285	3,897
Indefeasible right of usage	2,348	971	-	-	-	136	3,455
Brand name	1,211	295	-	-	-	72	1,578
Customer base	2,660	496	-	-	-	158	3,314
Customs duty and VAT exemption right	42,710	1,587	-	-	-	5,897	50,194
Other	913	118	-	-	-	(24)	1,007
Total	1,892,441	161,423	(103)	(6,528)	1,357	116,499	2,165,089

Total intangible assets	1,246,308	(39,027)	(2)	(4,670)	(1,357)	69,879	1,271,131

Amortization expenses on intangible assets other than goodwill for the nine and three months ended 30 September 2012 and 2011 are $162,780, $186,270, $53,877 and $53,278 respectively including impairment losses and recognized in direct cost of revenues.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $27,727 for the nine months ended 30 September 2012 (30 September 2011: $17,918).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2011.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2011, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $206,038 was calculated for the cash-generating unit. The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired by $52,971 and is included in other expense of statement of comprehensive income. Remaining impairment amounting to $169,320 was allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and is included in depreciation expense. Tax effect of the long-lived asset impairment of $16,253 is included in deferred taxation benefit. Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 5 years between 1 January 2012 and 31 December 2016. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A post-tax discount rate WACC of 15.7% was applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 19.0%.

Turkcell Superonline

As at 31 December 2011, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $17,307. As the recoverable value based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2011. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2012 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.8%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

11.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline (continued)

A post-tax discount rate WACC of 15.5% was applied in determining the recoverable amount of the unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate was 17.6%.

After the acquisition of Superonline Uluslararasi in 2008, management merged Superonline Uluslararasi’s operations with its wholly owned subsidiary, Tellcom Iletisim Hizmetleri AS in May 2009. With the merger, Superonline Uluslararasi and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline. Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations.

12.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the nine and three months ended 30 September 2012 and 2011 are $97,955, $106,609, $33,822 and $34,983, respectively.

The Company’s investment in Fintur Holdings BV (“Fintur”) and A-Tel amounts to $360,013 and $14,657 respectively as at 30 September 2012 (31 December 2011: $358,544 and $55,848).

In 2011, Fintur has decided to distribute three dividends amounting to $50,000, $54,000 and $55,000. The Company reduced the carrying value of its investments in Fintur by the cash collected dividend of $20,725, $22,383 and $22,798 on 7 April 2011, 14 October 2011 and 16 December 2011, respectively.

In 2012, Fintur has decided to distribute dividend amounting to $100,000, $40,000, $65,000 and $85,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $41,450, $16,580, $26,943 and $35,233 on 19 January 2012, 29 May 2012, 27 April 2012 and 29 September 2012 respectively.

During March 2011 at the General Assembly meeting of A-Tel, it has been decided to distribute dividend amounting to TL 26,982 (equivalent to $15,119 as at 30 September 2012). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 13,491 (equivalent to $7,559 as at 30 September 2012) as at 31 December 2011.

Although the negotiations are still continuing within the context of the annulment notification dated 31 January 2012 pursuant to service provider and distribution agreement terms with A-Tel and effective from 1 August 2012, the carrying amount of A-Tel in the condensed interim consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 30 September 2012 and an impairment loss of $40,250 is recognized in other expenses in the condensed interim consolidated statement of comprehensive income for the nine months ended 30 September 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

13.	Other investments

Current investments:

	30 September 2012	31 December 2011
Deposits maturing after 3 months or more
Time deposits	3,920	844,982

As at 30 September 2012, TL denominated time deposits maturing after 3 months or more amounting to $3,920. As at 31 December 2011, TL denominated time deposits maturing after 3 months or more amounting to $689,831 have stated effective interest rate of 12.2%, USD denominated time deposits maturing after 3 months or more amounting to $154,500 have stated effective interest rate of 5.4% and BYR denominated time deposits maturing after 3 months or more amounting to $651 have stated effective interest rate of 46.1%.

14.	Trade receivables and accrued income

	30 September 2012	31 December 2011
Accrued service income	572,146	409,562
Receivables from subscribers	491,499	379,881
Accounts and checks receivable	114,491	52,003
Receivables from Turk Telekomunikasyon AS (“Turk Telekom”)	586	935
	1,178,722	842,381

Trade receivables are shown net of allowance for doubtful debts amounting to $382,424 as at 30 September 2012 (31 December 2011: $322,940). The movement in the allowance for impairment of trade receivables and due from related parties is disclosed in Note 20.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $96,486 and $98,086 as at 30 September 2012 and 31 December 2011, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $173,414 (31 December 2011: $113,327).

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

15.	Other current assets

	30 September 2012	31 December 2011
Prepaid expenses	131,954	83,054
Restricted cash	56,017	6,369
Prepayment for subscriber acquisition cost	19,500	6,720
Advances to suppliers	15,495	10,263
Interest income accruals	12,400	19,990
VAT receivable	4,740	5,022
Receivables from personnel	3,405	3,776
Other	38,317	63,264
	281,828	198,458

Prepaid expenses mainly comprises prepaid rent expense and frequency usage fees paid for prepaid subscribers which will be partially charged to prepaid subscribers on a monthly basis throughout the year.

As at 30 September 2012, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 22 and the loan utilized by Azerinteltek which will mature in 3 months.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

16.	Cash and cash equivalents

	30 September 2012	31 December 2011
Cash in hand	120	124
Cheques received	462	168
Banks	3,644,830	2,507,028
-Demand deposits	215,290	154,228
-Time deposits	3,429,540	2,352,800
Bonds and bills	2,702	1,209
Cash and cash equivalents	3,648,114	2,508,529
Bank overdrafts	(4,399)	(1,084)
Cash and cash equivalents in the statement of cash flows	3,643,715	2,507,445

As at 30 September 2012, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2011: $0.036).

As at 30 September 2012, average maturity of time deposits is 81 days (31 December 2011: 83 days).

The Group’s exposure to currency risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

17.	Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of amendment by the Board of Directors and the General Assembly of Shareholders.

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $744,493 as at 30 September 2012), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.34 as at 30 September 2012) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

	2011
	TL	USD*

Cash dividends	1,328,697	744,493

* USD equivalent of dividend is computed by using the Central Bank of the Republic of Turkey’s USD/TL exchange rate on 30 September 2012.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it had been decided to distribute dividends amounting to TL 34,061 (equivalent to $19,085 as at 30 September 2012). The dividend was paid on 3 May 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

18.	Earnings per share

The calculations of basic and diluted earnings per share as at 30 September 2012 were based on the profit attributable to ordinary shareholders for the nine and three months ended 30 September 2012 and 2011 of $901,905, $509,652, $316,859 and $313,582 respectively and a weighted average number of shares outstanding during nine and three months ended 30 September 2012 and 2011 of 2,200,000,000 calculated as follows:

	Nine months ended 30 September		Three months ended 30 September
	2012	2011	2012	2011
Numerator:
Net profit for the period attributed to owners	901,905	509,652	316,859	313,582
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.41	0.23	0.14	0.14

19.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency risk for interest bearing loans, see Note 20.

	30 September 2012	31 December 2011
Non-current liabilities
Unsecured bank loans	598,840	1,030,081
Secured bank loans	6,203	9,557
Finance lease liabilities	16,712	17,742
	621,755	1,057,380
Current liabilities
Current portion of unsecured bank loans	847,031	589,251
Unsecured bank facility	272,032	210,996
Secured bank facility	4,509	6,414
Current portion of secured bank loans	4,439	1,895
Current portion of finance lease liabilities	2,550	2,149
Option contracts used for hedging	1,473	868
Option contracts not used for hedging	-	380
	1,132,034	811,953

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 30 September 2012, Astelit’s unmet obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has reached a total of $428,534). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $332,550, following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 30 September 2012. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to commence enforcement of pledges and guarantee under certain conditions.

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to commence enforcement of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above) currently totaling $332,550. In this respect, the aforementioned borrowings were presented in the current liabilities in the statement of financial position as of 31 March 2012 and 30 June 2012. Since waivers for these defaults were received on 25 July 2012, these borrowings are classified according to maturities of borrowing agreements in the statement of financial position as of 30 September 2012.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be up to $410,650 principle amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes the debt repayments of $172,799 due under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

19.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				30 September 2012			31 December 2011
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2012-2018	Floating	Libor+1.35%-3.75%	1,136,190	1,140,413	Libor+1.35%-4.60%	1,314,680	1,318,799
Unsecured bank loans	USD	2012-2016	Fixed	2.24%-8.0%	497,284	495,381	2.24%-8.0%	493,979	486,370
Unsecured bank loans	TL	2014	Fixed	10.50%	61,635	62,170	15.00%	5,479	5,479
Unsecured bank loans	EUR	2012-2013	Floating	Libor+2.65%-3.465%	19,245	19,939	Libor+2.65%-3.465%	19,358	19,680
Secured bank loans**	BYR	2020	Floating	RR*+2%	6,249	7,935	RR*+2%	6,939	8,818
Secured bank loans	USD	2012	Fixed	5.00%	4,500	4,509	5.00%	6,300	6,414
Secured bank loans***	EUR	2013	Floating	Libor+3.465%	2,575	2,707	Libor+3.465%	2,578	2,634
Finance lease liabilities	EUR	2012-2024	Fixed	3.35%	21,998	17,909	3.35%	22,345	17,623
Finance lease liabilities	USD	2012-2015	Fixed	4.64%-7.3%	1,328	1,267	4.64%-7.0%	2,116	2,108
Finance lease liabilities	TL	2012-2015	Fixed	10.24%	92	86	10.24%	160	160
					1,751,096	1,752,316		1,873,934	1,868,085
(*)	Refinancing rate of the National Bank of the Republic of Belarus.
(**)	Secured by Republic of Belarus Government.
(***)	Secured by System Capital Management Limited (“SCM”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments

The movement in the allowance for impairment in respect of trade receivables and due from related parties as at 30 September 2012 and 31 December 2011 is as follows:

	30 September 2012	31 December 2011
Opening balance	327,435	376,808
Impairment loss recognized	44,056	31,361
Write-off	(8,639)	(6,776)
Acquisitions through business combination	-	784
Effect of change in foreign exchange rate	24,078	(74,742)
Closing balance	386,930	327,435

The impairment loss recognized of $44,056 for the nine months ended 30 September 2012 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (30 September 2011: $26,941).

The allowance accounts in respect of trade receivables and due from related parties is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable and due from related parties directly.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk

The Group’s foreign currency position based on notional amounts is as follows:

	31 December 2011
	USD	EUR
Foreign currency denominated assets
Other non-current assets	26	-
Other investments	154,500	-
Due from related parties-current	8,580	3,820
Trade receivables and accrued income	52,422	39,141
Other current assets	6,861	1,153
Cash and cash equivalents	893,477	3,833
	1,115,866	47,947
Foreign currency denominated liabilities
Loans and borrowings-non current	(1,060,159)	(28,015)
Other non-current liabilities	(138,497)	-
Loans and borrowings-current	(660,290)	(1,211)
Trade and other payables	(154,869)	(48,168)
Due to related parties	(1,137)	(478)
	(2,014,952)	(77,872)
Net exposure	(899,086)	(29,925)

	30 September 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	5,508	994
Trade receivables and accrued income	33,460	42,855
Other current assets	5,419	1,356
Cash and cash equivalents	1,015,372	1,149
	1,059,759	46,354
Foreign currency denominated liabilities
Loans and borrowings-non current	(563,913)	(15,327)
Other non-current liabilities	(86,932)	-
Loans and borrowings-current	(918,320)	(13,623)
Trade and other payables	(130,806)	(17,654)
Due to related parties	(631)	(248)
	(1,700,602)	(46,852)
Net exposure	(640,843)	(498)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	30 September	30 September	30 September	31 December
	2012	2011	2012	2011

USD/TL	1.7932	1.6194	1.7847	1.8889
EUR/TL	2.3089	2.2903	2.3085	2.4438
USD/BYR	8,251.7	4,042.6	8,500.0	8,350.0
USD/HRV	7.9906	7.9609	7.9930	7.9898

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 30 September 2012 and 31 December 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	64,084	89,909
EUR	64	3,872

10% weakening of the TL, HRV, BYR against the following currencies as at 30 September 2012 and 31 December 2011 would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2012	2011

USD	(64,084)	(89,909)
EUR	(64)	(3,872)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Fair values

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
30 September 2012

Financial Liabilities
Financial liability in relation to put option	-	-	10,645	10,645
Option contracts used for hedging	-	1,473	-	1,473
	-	1,473	10,645	12,118

31 December 2011	Level 1	Level 2	Level 3	Total

Financial Liabilities
Financial liability in relation to put option	-	-	10,094	10,094
Option contracts not used for hedging	-	380	-	380
Option contracts used for hedging	-	868	-	868
	-	1,248	10,094	11,342

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2012	-	(10,094)	(10,094)
Total gains or losses:
in profit or loss	-	(551)	(551)
Balance as at 30 September 2012	-	(10,645)	(10,645)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

20.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(551)	(551)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(551)	(551)

21.	Guarantees and purchase obligations

As at 30 September 2012, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $542,497   (31 December 2011: $780,179). Payments for these commitments are going to be made in a 5-year period.

As at 30 September 2012, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 2,840,288 (equivalent to $1,591,465 as at 30 September 2012) (31 December 2011: TL 2,983,689 equivalent to $1,579,591 as at 31 December 2011).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages amounting to TL 11,274 (equivalent to $6,317 as at 30 September 2012) with overdue interest amounting TL 521 (equivalent to $292 as at 30 September 2012) and late payment fee amounting TL 175 (equivalent to $98 as at 30 September 2012) totaling to TL 11,970 (equivalent to $6,707 as at 30 September 2012) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $13,294 as at 30 September 2012) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,830 as at 30 September 2012) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $23,868 as at 30 September 2012) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $20,453 as at 30 September 2012), interest and penalty amounting to TL 6,095 (equivalent to $3,415 as at 30 September 2012). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $16,319 as at 30 September 2012) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,694 as at 30 September 2012) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $16,848 as at 30 September 2012).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $51,473 as at 30 September 2012) and the Company netted off the whole amount from the receivables from Turk Telekom as at 30 September 2012.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $13,099 as at 30 September 2012), overdue interest of TL 3,092 (equivalent to $1,733 as at 30 September 2012) and delay fee of TL 1,925 (equivalent to $1,079 as at 30 September 2012), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,907 as at 30 September 2012) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. Appeal process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,907 as at 30 September 2012) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit, and the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again. The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $20,212 as at 30 September 2012). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $15,159 as at 30 September 2012) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities (continued)

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $560 as at 30 September 2012), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,802 as at 30 September 2012) and in addition requested TL 1,000 (equivalent to $560 as at 30 September 2012) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $12,227 as at 30 September 2012). On 7 April 2004, the Company made the related payment with its accrued interest. On 27 May 2004, the Company filed a lawsuit. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $12,227 as at 30 September 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State. On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,984 as at 30 September 2012), accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute regarding of the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $2,246 as at 30 September 2012) for misinforming the Authority and TL 374 (equivalent to $210 as at 30 September 2012) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,842 as at 30 September 2012) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $29,959 as at 30 September 2012) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $22,469 as at 30 September 2012) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $22,469 as at 30 September 2012) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $22,469 as at 30 September 2012) to ICTA on 6 October 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA on tariffs above upper limits (continued)

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $25,902 as at 30 September 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $7,490 as at 30 September 2012) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $29,959 as at 30 September 2012) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The lawsuit is pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $26,408 as at 30 September 2012) and TL 89,694 (equivalent to $50,257 as at 30 September 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively. On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court. The Company requested to wait until the completion of settlement procedure in the lawsuit initiated on 31 December 2008. Since the Company and the Ministry of Finance Settlement Commission have settled on the amounts subjected to the lawsuits as explained in the following paragraph, the Company has withdrawn from the lawsuits.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

According to the settlement made with the Ministry of Finance Settlement Commission on 1 June 2010, special communication tax and penalty was settled at TL 1,489 (equivalent to $834 as at 30 September 2012) and TL 2,834 (equivalent to $1,588 as at 30 September 2012) for the years 2003 and 2004, respectively. In addition, late payment interest was settled at TL 3,570 (equivalent to $2,000 as at 30 September 2012) and TL 5,295 (equivalent to $2,967 as at 30 September 2012) for the years 2003 and 2004, respectively. The aforementioned amounts were paid on 27 July 2010.

Provision set for the above mentioned special communication taxes, penalty and late payment interest was TL 64,653 (equivalent to $36,226 as at 30 September 2012) in the consolidated financial statements as at and for the year ended 31 December 2009 and the difference between the provision amount and settled amount was recognized as income in the consolidated financial statements as at and for the year ended 31 December 2010.

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $74,868 as at 30 September 2012) and TL 139,101 (equivalent to $77,941 as at 30 September 2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey. The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $14,973 as at 30 September 2012) and TL 27,820 (equivalent to $15,588 as at 30 September 2012) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $6,255 as at 30 September 2012) and TL 8,900 (equivalent to $4,987 as at 30 September 2012) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $6,297 as at 30 September2012) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,260 as at 30 September 2012) and TL 842 (equivalent to $472 as at 30 September 2012) respectively. The aforementioned amounts were paid on 29 July 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $17,779 as at 30 September 2012).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $10,086 as at 30 September 2012) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $7,694 as at 30 September 2012) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $3,240 as at 30 September 2012) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $252,665 as at 30 September 2012) of which TL 219,149 (equivalent to $122,793 as at 30 September 2012) is principal and TL 231,782 (equivalent to $129,872 as at 30 September 2012) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 52,335 (equivalent to $29,324 as at 30 September 2012) and accrued interest amounting to a nominal amount of TL 92,939 (equivalent to $52,075 as at 30 September 2012) in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $96,209 as at 30 September 2012) and accepted the request amounting to TL 279,227 (equivalent to $156,456 as at 30 September 2012). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,845 as at 30 September 2012) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $856 as at 30 September 2012) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision. Supreme Court rejected the appeal request of GDYS. Following the Supreme Court’s decision, GDYS applied for the correction of the decision. GDYS’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,845 as at 30 September 2012) and its overdue interest accrual amount of TL 1,894 (equivalent to $1,061 as at 30 September 2012) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,314 as at 30 September 2012) principal and TL 966 (equivalent to $541 as at 30 September 2012) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. Spor Toto appealed the decision. The Supreme Court ruled to reverse the judgment of the local court. Inteltek applied for the correction of the decision. The Supreme Court rejected the correction of the decision process and the file has been returned to the Court. The Court decided to resist on the former decision on 29 June 2011. Spor Toto appealed the decision. The Supreme Court Assembly of Civil Chambers decided to accept the resistance decision of the Court of First Instance and sent the case to the 13th Judicial Office of Court of Appeal in order to consider Spor Toto’s other appeal arguments. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company initiated a lawsuit claiming cancellation of interest charges amounting TL 6,609 (equivalent to $3,703 as at 30 September 2012) which are erroneously calculated after settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. The Court rejected the Company’s injunction request. The Company objected to the decision. The Court rejected the objection of the Company. The court dismissed the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $4,559 as at 30 September 2012) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $7 as at 30 September 2012) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $6 as at 30 September 2012) with its accrued interest starting from 2001 and TL 10 (equivalent to $6 as at 30 September 2012) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The appeal process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $560 as at 30 September 2012) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $560 as at 30 September 2012) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $26,335 as at 30 September 2012). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is pending.

The Company has accrued a provision for the initial lawsuit amounting to TL 1,000 (equivalent to $560 as at 30 September 2012).

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $22,413 as at 30 September 2012) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no additional provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $17,979 as at 30 September 2012). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $13,485 as at 30 September 2012) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the injunction request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $8,488 as at 30 September 2012) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $28,719 as at 30 September 2012).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $25,847 as at 30 September 2012) and interest accrued amounting to TL 5,020 (equivalent to $2,813 as at 30 September 2012) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,872 as at 30 September 2012) and interest accrued amounting to TL 558 (equivalent to $313 as at 30 September 2012) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $28,719 as at 30 September 2012) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,659 as at 30 September 2012) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee (continued)

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision.

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,860 as at 30 September 2012) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $496 as at 30 September 2012). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,751 as at 30 September 2012) together with the penalty of TL 12,171 (equivalent to $6,820 as at 30 September 2012) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,751 as at 30 September 2012) together with the penalty of TL 12,171 (equivalent to $6,820 as at 30 September 2012) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $6,820 as at 30 September 2012) calculated over allegedly unpaid TL 4,909 (equivalent to $2,751 as at 30 September 2012) treasury share.  The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $40,638 as at 30 September 2012) and conventional penalty of TL 205,594 (equivalent to $ 115,198 as at 30 September 2012). The Company paid TL 1,535 (equivalent to $860 as at 30 September 2012) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $39,778 as at 30 September 2012) and conventional penalty of TL 205,594 (equivalent to $115,198 as at 30 September 2012) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

The Company filed a lawsuit before ICC on 12 January 2011 regarding the part of treasury share which is not covered in the lawsuits previously finalized in favor of the Company and the conventional penalty of TL 205,594 (equivalent to $115,198 as at 30 September 2012). At the hearing held on 24 September 2012, expert witnesses of the parties have been questioned. The lawsuit is still pending.

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $897 as at 30 September 2012) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount. ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $768 as at 30 September 2012) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to 153 as at 30 June 2012) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements prepared as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $38,214 as at 30 September 2012). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $38,214 as at 30 September 2012) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Penalty of ICTA on value added services

On 1 March 2010, ICTA decided to initiate an investigation against the Company upon administrative fine of 31,822 TL (equivalent to $17,830 as at 30 September 2012) is revoked by the Ministry of Industry and Trade on the ground that the Company did not refund the subscribers who are unsubscribed in the period and did not demand content and this is contrary to the article 11/A of the law numbered 4077. The investigation report has been sent to the Company and the Company has submitted its written defense to ICTA.

On 13 January 2011, ICTA decided to apply administrative fine of TL 748 (equivalent to $419 as at 30 September 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 561 (equivalent to $314 as at 30 September 2012) was made on 17 February 2011.

Dispute of Astelit with its distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties. Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment. At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed a lawsuit against Astelit on recovery of HRV 106,443 (equivalent to $13,317 as at 30 September 2012), which is allegedly the sum of advance payment for undelivered goods. In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 30 September 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its distributor (continued)

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit. Subsequently, The Appeal Court of Kyiv repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,317 as at 30 September 2012). The resolution of the High Commercial Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling. Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the High Commercial Court of Ukraine.

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings. New legal proceedings started in February 2010. It was decided by the Court to conduct judicial expertise by specially authorized Kiev research institute of judicial expertise in order to define real indebtedness. After the expertise, the Court of First Instance in Kiev made the decision in favor of Astelit. The Court decision was appealed to Appeal Court of Kyiv by the distributor. Appeal proceeding was appointed on 1 November 2011. Appeal Court of Kyiv upheld the above judgment on 24 November 2011. Thus the decision became effective.

One of the banks in Ukraine (as a third party in the case) filed a cassation to the High Commercial Court of Ukraine. Having filed the cassation, the bank used its right to prevent any possible negative consequences to it, as former Guarantor and Creditor to the distributor of Astelit. On 26 March 2012, the High Commercial Court of Ukraine affirmed the previous court decisions. According to Ukrainian legislation, the distributor or the bank had a right to appeal a court decision to the Supreme Court of Ukraine within three months from the date of judgement of the High Commercial Court of Ukraine, but did not use the right.

Management believes that such conclusion of the courts has proper legal basis. Accordingly, the Company has not recorded any accruals with respect to this matter in its condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 30 September 2012). On 10 March 2011, the Appeal Court of Kyiv has upheld the decision of the Administrative Court of First Instance which decided in favor of Astelit on 30 November 2010. Ukrainian Tax Administration appealed the case. The High Administrative Court of Ukraine is appointed for the case; the date of next court sitting is not appointed yet.

Based on the management opinion, provision amounting to $3,303 is set for the risks belonging to years 2009, 2010, 2011 and the nine months period between 1 January 2012 and 30 September 2012 in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT on roaming services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $143,048 as at 30 September 2012) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date. The Company filed a lawsuit for the cancellation of the aforementioned request. Based on the settlement between the Company and Ministry of Finance, the Company has withdrawn from the lawsuits.

As a result of the settlement made with Ministry of Finance Settlement Commission on 1 June 2010, penalty fee has been settled at TL 20,163 (equivalent to $11,298 as at 30 September 2012) and late payment interest expense was settled at TL 15,998 (equivalent to $8,964 as at 30 September 2012) and related payment was made on 27 July 2010.

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $680 as at 30 September 2012) and tax penalty of TL 1,822 (equivalent to $1,021 as at 30 September 2012) and VAT amounting to TL 874 (equivalent to $490 as at 30 September 2012) and tax penalty of TL 1,315 (equivalent to $737 as at 30 September 2012). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None)

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $35,860 as at 30 September 2012) due to the applications of the Company and requested TL 1,000 (equivalent to $560 as at 30 September 2012) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. Supplementary expert report was submitted to the file. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $8,775 as at 30 September 2012) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $449 as at 30 September 2012) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $337 as at 30 September 2012) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

On 8 March 2010, ICTA informed the Company that an investigation took place on another tariff plan. As a result of the investigation, ICTA decided to apply administrative penalty amounted TL 26,483 (equivalent to $14,839 as at 30 September 2012) to the Company on 22 September 2010. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 19,862 (equivalent to $11,129 as at 30 September 2012) is paid as a fine on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The lawsuit is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 13,432 (equivalent to $7,526 as at 30 September 2012) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,999 as at 30 September 2012). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $3,527 as at 30 September 2012).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $225 as at 30 September 2012) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $169 as at 30 September 2012) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $51,517 as at 30 September 2012). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The lawsuit is still pending. On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision. The Company’s deposit amounting to TL 91,942 (equivalent to $51,517 as at 30 September 2012) is blocked by the Tax Office with respect to the payment order.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $1,177 as at 30 September 2012) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,517 as at 30 September 2012) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. Appeal process is still pending.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $61,906 as at 30 September 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,517 as at 30 September 2012) administrative fine to the Company. The Company submitted its reply statement within the terms provided by the law. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $672 as at 30 September 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,517 as at 30 September 2012) administrative fine to the Company. The Company submitted its reply statement within the terms provided by the law. The lawsuit is pending.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $280 as at 30 September 2012) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $51,517 as at 30 September 2012) administrative fine to the Company and that Mobiltel, which is the distributor of Avea, was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $4,492 as at 30 September 2012) for making some subscribers suffer and TL 2,004 (equivalent to $1,123 as at 30 September 2012) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $4,211 as at 30 September 2012) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents demanded by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $6,290 as at 30 September 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $4,717 as at 30 September 2012) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $57,516 as at 30 September 2012) and interest amounting to TL 68,276 (equivalent to $38,256 as at 30 September 2012) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision. Appeal process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,247 as at 30 September 2012) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. The Company received the related principal amount of TL 4,011 (equivalent to $2,247 as at 30 September 2012) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,209 as at 30 September 2012). The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $780 as at 30 September 2012) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011.

Since it is not virtually certain that an inflow of additional economic benefits will arise concerning the accrued interests, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,966 as at 30 September 2012) and TL 235 (equivalent to $132 as at 30 September 2012) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,966 as at 30 September 2012) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $132 as at 30 September 2012); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to 9,098 TL (equivalent to $5,098 as at 30 September 2012) have been cancelled by the court.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $668 as at 30 September 2012) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $674 as at 30 September 2012) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak İth.İhr. ve Tic. AS, Sınai ve Mali Yatırımlar Holding AS and Endüstri Holding AS. No payment has been received as of 30 September 2012.

Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,631 as at 30 September 2012) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision. Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision.

The Company has paid the principal of TL 6,480 (equivalent to $3,631 as at 30 September 2012), late payment interest of TL 5,103 (equivalent to $2,859 as at 30 September 2012) and related fees of TL 524 (equivalent to $294 as at 30 September 2012) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,995 as at 30 September 2012). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya (continued)

A bad debt reserve for the receivable amount of 6,802 TL (equivalent to $3,811 as at 30 September 2012) for T-Medya has been recognized in the financial statements of the Company as at and for the period ended 30 September 2012 in accordance with the bad debt policy of the Company.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,836 as at 30 September 2012). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $550 as at 30 September 2012) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $1,123 as at 30 September 2012) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $922 as at 30 September 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $691 as at 30 September 2012) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $4,579 as at 30 September 2012) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $3,434 as at 30 September 2012) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $6,411 as at 30 September 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,808 as at 30 September 2012) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The case is still pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $1,014 as at 30 September 2012). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $760 as at 30 September 2012) was paid on 3 October 2012. Thus, the Company has accrued a provision amounting to TL 1,357 (equivalent to $760 as at 30 September 2012) in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding 3G advertisements

On 7 July 2011, ICTA decided to initiate an investigation in order to evaluate whether 3G related advertisements of the Company violates ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. On 16 August 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 106 (equivalent to $59 as at 30 September 2012) for violating ICTA’s decision prohibiting GSM operators not to make comparative 3G advertisement. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 80 (equivalent to $45 as at 30 September 2012) was paid on 20 December 2011.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $916 as at 30 September 2012). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $687 as at 30 September 2012) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $996 as at 30 September 2012) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $6,450 as at 30 September 2012) including principal amounting to TL 8,024 (equivalent of $4,496 as at 30 September 2012), overdue interest amounting to TL 2,343 (equivalent of $1,313 as at 30 September 2012) and late payment fee amounting to TL 1,144 (equivalent to $641 as at 30 September 2012) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The case is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $17,752 as at 30 September 2012) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed six nullity of objection lawsuits for the six enforcement proceedings which were initiated for the period April 2010-April 2011, claiming the total amount of TL 17,752 (equivalent to $9,947 as at 30 September 2012) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $560 as at 30 September 2012) monetary compensation by reserving its right for surpluses. The lawsuit is pending.

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,538 as at 30 September 2012) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The case is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

22.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The law suit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $3,279 as at 30 September 2012) treasury share for the period between August 2011 and February 2012. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the condensed interim consolidated financial statements as at and for the period ended 30 September 2012 (31 December 2011: None).

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. There has been no progress regarding the investigation.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008 regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. The Competition Board decided to initiate an investigation regarding the issue. The investigation report has been sent to the Company on 31 July 2012 and the investigation took place as an on-site examination and inspection. The Company has submitted its written defense to the Competition Board within due date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 30 September 2012 and 31 December 2011, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $11,755, $9,630, $4,466 and $3,509 for the nine and three months ended 30 September 2012 and 2011, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party balances:

Due from related parties – long term	30 September 2012	31 December 2011
T-Medya	107	43

Receivables from T-Medya consist of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. Long term due from related parties is shown net of allowance for doubtful debts amounting to $4,288 as at 30 September 2012 (31 December 2011: $4,432).

Due from related parties – short term	30 September 2012	31 December 2011
A-Tel	8,791	19,246
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	2,287	12,225
Megafon OJSC (“Megafon”)	629	1,728
Kyivstar GSM JSC (“Kyivstar”)	627	910
Vimpelcom OJSC (“Vimpelcom”)	372	495
Other	5,547	8,611
	18,253	43,215

Due from related parties short term is shown net of allowance for doubtful debts amounting to $218 as at 30 September 2012 (31 December 2011: $63).

(*)	The registered name of Digital Platform Teknoloji Hizmetleri AS was changed as Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) in February 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Other related party balances (continued):

Due to related parties – short term	30 September 2012	31 December 2011
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	5,765	482
Krea	4,669	2,058
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,761	4,908
Megafon	58	480
Other	850	6,654
	15,103	14,582

Substantially, majority of the significant due from related party balances is from Cukurova Group companies.

Due from A-Tel, a 50-50 joint venture of the Company and SDIF mainly, resulted from simcard and scratch card sales to this company.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues as of 30 September 2012.

Due from Megafon, whose shares are owned by one of the shareholders of the Company, resulted from call termination and international traffic carriage services rendered to this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from call termination and international traffic carriage services rendered to this company.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

Due to Krea, an investment of Cukurova Group, mainly resulted from content and advertisement services rendered by this company.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card and invoice printing services and archiving of invoices and subscription documents services rendered by this company.

Due to Megafon, a company owned by one of the shareholders of the Group, resulted from interconnection services.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 20.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Nine months ended		Three months ended
Revenues from related parties	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Sales to KVK Teknoloji
Simcard and prepaid card sales	297,785	360,110	106,680	135,326
Sales to Kyivstar (*)
Telecommunications services	35,059	34,315	12,721	12,063
Sales to Krea
Call center revenues and interest charges	9,048	19,120	2,293	6,328
Sales to A-Tel
Simcard and prepaid card sales	5,630	11,890	2,643	4,139
Sales to TeliaSonera International
Telecommunications services	3,982	1,698	2,105	644
Sales to Millenicom
Telecommunications services	3,361	2,147	1,467	802

	Nine months ended		Three months ended
Related party expenses	30 September 2012	30 September 2011	30 September 2012	30 September 2011
Charges from Kyivstar (*)
Telecommunications services	29,619	25,965	10,450	6,688
Charges from Hobim
Invoicing and archiving services	17,012	18,444	5,474	6,416
Charges from KVK Teknoloji
Dealer activation fees and others	14,623	12,860	2,309	3,938
Charges from A-Tel (**)
Dealer activation fees and others	13,705	21,614	2,097	7,983
Charges from Krea
Digital broadcasting services	6,413	2,722	758	361
Charges from TeliaSonera International
Telecommunications services	4,694	3,990	2,543	1,505
Charges from Millenicom
Telecommunications services	3,045	1,669	1,116	661

(*)	Kyivstar and Ukranian Radiosystems merged in 2012, therefore the transactions with these entities are presented together for the nine and three months ended 30 September 2012 and 2011.

(**)
Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the nine and three months ended 30 September 2012 and 2011 amounting to $13,705, $21,614, $2,097 and $7,983, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the nine months ended 30 September 2012 is TL 347,021 (equivalent to $194,442 as at 30 September 2012) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (30 September 2011: TL 237,797 (equivalent to $128,866 as at 30 September 2011)).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar. Call termination and international traffic carriage services are received from Kyivstar.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group. Krea acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.

The Company and Krea signed an agreement on 26 October 2011 regarding Krea providing live content or clips related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility.

On 1 December 2011, “Maraton Sponsorship Agreement” was signed between Krea and the Company regarding to the Company’s advertisement rights on the television programme “Maraton” which is broadcasted on Digiturk Channel “LIG TV” (valid between 1 September 2011 – 20 May 2012).

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Krea (continued):

On 1 March 2012, “Restructuring Framework Agreement Related to 2011 Outstanding Debt” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreement, Krea should pay its liabilities and interest to Turkcell Global Bilgi until 30 August 2012 partially in cash and partially netted off from payables of the Company to Krea. On 21 May 2012, additional “Restructuring Framework Agreement related to January 2012 and February 2012 services” was signed between Krea and Turkcell Global Bilgi. Within the framework of the agreements, Krea paid its related liabilities in two equal parts on 30 August 2012 and 30 September 2012.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of the Company and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Although the negotiations are still continuing within the context of the annulment notification dated 31 January 2012 pursuant to service provider and distribution agreement terms with A-Tel and effective from 1 August 2012, the carrying amount of A-Tel in the condensed interim consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 30 September 2012 and an impairment loss of $40,250 is recognized in other expenses in the condensed interim consolidated statement of comprehensive income for the nine months ended 30 September 2012.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

23.	Related parties (continued)

Transactions with related parties (continued)

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. The prices of the contracts are determined through alternative proposals’ evaluation.

The amount of simcard purchases from Hobim for the nine months ended 30 September 2012 is $327 (30 September 2011: $645).

Legal restrictions on related party transactions

Conservatory attachments placed by SDIF against Cukurova Holding AS

As per the notification of the Besiktas Taxation Authority received on 13 May 2011, the Company has been informed that a decision of the provisional seizure has been taken due to the debts of Çukurova Holding AS to the taxation authority. Within this context, the provisional seizure in the amount of TL 1,249,926 (equivalent of $700,356 as at 30 September 2012) was applied to Cukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. However, on 12 April 2012, Besiktas Taxation Authority notified the Company that the seizure has been lifted. The Company lifted the provisional seizure on receivables accordingly.

As per the notification of the Large Taxpayers Office received on 16 May 2011, the Company had been informed that a provisional seizure in the amount of TL 450,000 (equivalent of $252,143 as at 30 September 2012) was applied to Çukurova Holding AS’s registered assets, rights and receivables pertaining to the Company (including attendance fee and dividend). With regards to the respective notification, provisional seizure had been recorded on the corresponding shares and receivables. On 6 April 2012, Large Taxpayers Office notified the Company that the debt repayment has been made. Therefore, the provisional seizure on receivables in the aforementioned amount lifted.

Attachments levied by Erol Aksoy and Avrupa and Amerika Holding AS against Cukurova Holding AS

As per the notification of Kadıkoy 8th Directorate of Execution received on 30 April 2012, the Company has been informed about the provisional seizure decision taken due to the debts of Çukurova Holding AS and Mehmet Emin Karamehmet to Erol Aksoy and Avrupa and Amerika Holding AS. Within this context, the provisional seizure with an amount of TL 68,065 (equivalent of $38,138 as at 30 September 2012) is to be applied to Cukurova Holding AS and Mehmet Emin Karamehmet’s registered assets, rights and receivables (including attendance fee and dividend rights) pertaining to the Company.

Conservatory attachments placed by Sonera Holding BV against Cukurova Holding AS in Holland

Sonera Holding B.V. placed a conservatory attachment on all the goods, amounts and receivables due to Cukurova Holding AS by the Dutch subsidiaries of Turkcell, in specific on any intercompany receivables that Cukurova Holding AS may have against these companies or which may arise in the future resulting from an existing legal relation, in order to secure and obtain payment from Cukurova Holding AS of an amount of $1,030,400, which refers to the claim amount of Sonera Holding B.V. against Cukurova Holding AS pursuant to the arbitral award rendered by the ICC International Court of Arbitration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at and for the nine and three months ended 30 September 2012
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797 and dated 22 February 2012 and numbered 908, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assembly on 29 June 2012 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010 and 31 December 2011 could not be presented for approval.)

24.	Group entities

The Group’s parent company is Turkcell. Subsidiaries of the Company as at 30 September 2012 and 31 December 2011 are as follows:

			Effective Ownership Interest

Subsidiaries Name	Country of Incorporation	Business	30 September 2012 (%)	31 December 2011 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline *	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Satıs ve Dagıtım Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS **	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28

*	Global Iletisim has been merged into Turkcell Superonline on 30 March 2012.
**	The registered name of the entity was changed from Sans Oyunlari Yatirim Holding AS to Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS in May 2012.

25.	Subsequent events

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 19, 2012	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 19, 2012	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head